EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Dated as of April 5, 2013

among

GENERAL ELECTRIC COMPANY

RED ACQUISITION, INC.

and

LUFKIN INDUSTRIES, INC.

TABLE OF CONTENTS

		Page

ARTICLE I THE MERGER		1

Section 1.1.	The Merger	1

Section 1.2.	Closing	1

Section 1.3.	Effective Time	2

Section 1.4.	Effects of the Merger	2

Section 1.5.	Organizational Documents of the Surviving Corporation	2

Section 1.6.	Directors and Officers of the Surviving Corporation	2

ARTICLE II EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES; COMPANY STOCK OPTIONS AND RESTRICTED STOCK		3

Section 2.1.	Effect on Capital Stock	3

Section 2.2.	Exchange of Certificates	4

Section 2.3.	Treatment of Company Stock Options and Restricted Stock	7

Section 2.4.	Adjustments	8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		8

Section 3.1.	Organization, Standing and Corporate Power	9

Section 3.2.	Capitalization	10

Section 3.3.	Authority; Noncontravention; Voting Requirements	11

Section 3.4.	Governmental Approvals	12

Section 3.5.	Company SEC Documents; Undisclosed Liabilities	13

Section 3.6.	Absence of Certain Changes or Events	15

Section 3.7.	Legal Proceedings	15

Section 3.8.	Compliance with Laws; Permits	15

Section 3.9.	Information in Proxy Statement	17

Section 3.10.	Tax Matters	17

Section 3.11.	Employee Benefits	19

Section 3.12.	Labor Matters	21

Section 3.13.	Environmental Matters	22

Section 3.14.	Contracts	23

Section 3.15.	Property	25

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 5, 2013 (this “Agreement”), is by and among General Electric Company, a New York corporation (“Parent”), Red Acquisition, Inc., a Texas corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Lufkin Industries, Inc., a Texas corporation (the “Company”). Certain terms used in this Agreement are defined in Section 8.11.

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) deemed this Agreement and the transactions contemplated hereby, including the Merger, to be in the best interests of the shareholders of the Company, (ii) unanimously approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the Agreement and the Merger be approved by the shareholders of the Company;

WHEREAS, the Board of Directors of Merger Sub and Parent have each approved this Agreement and the transactions contemplated hereby; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger as specified herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the TBOC, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will continue its existence under Texas law as the surviving entity in the Merger (the “Surviving Corporation”).

Section 1.2. Closing. Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10153 at 10:00 A.M., New York time, on a date to be specified by the parties, which shall be no later than the fifth business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as the Company and Parent may agree. The date on which the Closing actually occurs is referred to as the “Closing Date”.

Section 1.3. Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company will cause a certificate of merger, executed in accordance with the relevant provisions of the TBOC (the “Certificate of Merger”), to be duly filed with the Secretary of State of the State of Texas. The Merger will become effective at such time as the Certificate of Merger has been duly filed with, and accepted by, the Secretary of State of the State of Texas or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4. Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the TBOC.

Section 1.5. Organizational Documents of the Surviving Corporation.

(a) At the Effective Time, the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall, by virtue of the Merger and the Certificate of Merger, be amended and restated in their entirety to be in the form of Exhibit A attached hereto and, as so amended, shall be the articles of incorporation of the Surviving Corporation from and after the Effective Time, and thereafter may be amended as provided therein or by Law, in each case consistent with the obligations set forth in Section 5.8.

(b) At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall, by virtue of the Merger and the Certificate of Merger, be amended and restated in their entirety to be in the form of Exhibit B attached hereto and, as so amended, shall be the bylaws of the Surviving Corporation from and after the Effective Time, and thereafter may be amended as provided therein, in the articles of incorporation of the Surviving Corporation or by Law, in each case, consistent with the obligations set forth in Section 5.8.

Section 1.6. Directors and Officers of the Surviving Corporation.

(a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the initial directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of formation and bylaws of the Surviving Corporation.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until their respective successors are duly appointed and qualified or upon their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES; COMPANY STOCK OPTIONS AND RESTRICTED STOCK

Section 2.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any securities of the Company or Merger Sub:

(a) Conversion of Company Common Stock. Subject to Section 2.4, each issued and outstanding share of Company Common Stock, other than (i) shares to be canceled in accordance with Section 2.1(c), (ii) any shares of Company Common Stock held by any direct or indirect wholly-owned subsidiary of the Company (the “Remaining Shares”), which shares shall remain outstanding except that the number of such shares shall be adjusted appropriately in the Merger to preserve the relative percentage interest in the Company represented by such shares immediately prior to the Effective Time and (iii) Appraisal Shares, shall be converted into and represent the right to receive $88.50 in cash (the “Merger Consideration”), payable without interest to the holder thereof in accordance with this Agreement. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) or any non-certificated shares of Company Common Stock held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor in accordance with Section 2.2(b), without interest.

(b) Conversion of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation and, upon surrender of the certificate or certificates representing such shares of capital stock of Merger Sub, the Surviving Corporation shall promptly issue to Parent a certificate or certificates representing the shares of common stock of the Surviving Corporation into which it has been converted. As of immediately after the Effective Time, such shares, together with the Remaining Shares (as the same may be adjusted in accordance with Section 2.1(a)(ii)), shall be the only issued and outstanding capital stock of the Surviving Corporation.

(c) Cancellation of Treasury Stock and Parent-Owned Stock. Any shares of Company Common Stock that are owned immediately prior to the Effective Time by the Company as treasury stock, and any shares of Company Common Stock owned immediately prior to the Effective Time by Parent or Merger Sub, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by any Person who is entitled to demand, and who properly demands, appraisal of such shares (“Appraisal Shares”) pursuant to, and who complies in all respects with the provisions of Sections 10.351 through 10.368 of the TBOC, as applicable, shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder of Appraisal Shares shall be entitled to payment of the fair value of such Appraisal Shares in accordance with the applicable provisions of the TBOC (and, at the Effective Time, such Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the applicable provisions of the TBOC), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost the right to receive the fair value of such Appraisal Shares under the TBOC. If any such holder of Appraisal Shares shall have failed to perfect or shall have effectively withdrawn or lost such right, then the right of such holder to be paid the fair value of such Appraisal Shares shall cease and such Appraisal Shares shall thereupon be treated as if they had been converted as of the Effective Time into and become exchangeable solely for the right to receive the Merger Consideration payable in accordance with Section 2.1(a). Prior to the Effective Time, the Company shall comply, and after the Effective Time, Parent shall comply, with the information delivery and other requirements under Sections 10.355 and 10.358 of the TBOC. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the TBOC and received by the Company relating to demands for appraisal and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for appraisal under the TBOC. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Common Stock, or settle, or offer or agree to settle, any such demands. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.2 to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent upon demand. Each shareholder who, pursuant to Sections 10.351 through 10.368 of the TBOC, as applicable, becomes entitled to payment of the fair value of any Appraisal Shares will receive payment therefor from the Surviving Corporation (but only after the value therefor has been agreed upon or finally determined pursuant to such applicable Section).

Section 2.2. Exchange of Certificates.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent and reasonably acceptable to the Company (the “Paying Agent”), in trust for the benefit of holders of Company Common Stock (other than Restricted Stock), cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the shares of Company Common Stock outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(c), the Remaining Shares, Restricted Stock and Appraisal Shares), payable upon due surrender of the Certificates or Book-Entry Shares pursuant to the provisions of this Article II (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the fifth business day following the Effective Time, the Paying Agent shall mail to each holder of record of Company Common Stock (including Restricted Stock) whose Company Common Stock was converted into the right to receive the Merger Consideration pursuant to Section 2.1(a), (A) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to Certificates or Book-Entry Shares shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company shall reasonably determine) and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent or, in the case of Restricted Stock, to the Surviving Corporation or the Subsidiary of the Surviving Corporation that employs the applicable holder of Restricted Stock, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor a check in an amount equal to the product of (x) the number of shares of Company Common Stock represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares multiplied by (y) the Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of Certificates or Book-Entry Shares. In the event of a transfer of ownership of shares of Company Common Stock (other than Restricted Stock) that is not registered in the transfer or stock records of the Company, a check for any cash to be paid upon due surrender of the Certificate or Book-Entry Shares may be paid to such a transferee if the Certificate or Book-Entry Shares formerly representing such shares of Company Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other Taxes have been paid or are not applicable.

(iii) As soon after the Closing Date as shall be practicable and, in any event, no later than the first payroll date at least five (5) business days following the Effective Time, Parent shall cause to be paid by the Surviving Corporation (or the Subsidiary of the Surviving Corporation that employs the applicable holder of a Company Stock Option or a Restricted Stock Unit) to each holder of a Company Stock Option or a Restricted Stock Unit (whether or not then vested or exercisable) the amount due and payable to such holder pursuant to Section 2.3(a) hereof in respect of such Company Stock Option or such Restricted Stock Unit.

(iv) No later than the first payroll date at least five (5) business days following the later of (x) the Effective Time and (y) the surrender to the Surviving Corporation (or the Subsidiary of the Surviving Corporation that employs the applicable holder of Restricted Stock) of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares evidencing Restricted Stock pursuant to the provisions of this Article II, Parent shall cause to be paid by the Surviving Corporation (or the Subsidiary of the Surviving Corporation that employs the applicable holder of Restricted Stock) to each such holder of Restricted Stock (whether or not then vested or exercisable) the product of the Merger Consideration pursuant to Section 2.1(a) and the number of such holder’s shares of Restricted Stock, in exchange for all of the holder’s shares of Restricted Stock immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(c) and Appraisal Shares).

(c) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of shares of Company Common Stock for one year after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former holders of shares of Company Common Stock who have not surrendered their Certificates or Book-Entry Shares in accordance with this Section 2.2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Certificates or Book-Entry Shares.

(d) No Liability. Notwithstanding anything herein to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares or Company Stock Options pursuant to this Article II and Section 2.3(a). Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.2(c).

(f) Other Payees. If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition of such payment that the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or shall establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(g) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. Subject to Section 2.2(d), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or Parent for any reason, they shall be cancelled and exchanged pursuant to and subject to the requirements of this Article II.

(h) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of shares of Company Common Stock represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

(i) Withholding Taxes. The Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company Stock Options or Restricted Stock Units such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign Tax Law. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the former holder of the Company Common Stock, Company Stock Options or Restricted Stock Units, as applicable, in respect of whom such withholding was made.

Section 2.3. Treatment of Company Stock Options and Restricted Stock. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering any Company Stock Plan) will adopt resolutions, and the Company will take all other actions as may be necessary or required in accordance with applicable Law and each Company Stock Plan (including, the award agreements in respect of awards granted thereunder) to give effect to this Section 2.3 to provide that:

(a) Treatment of Company Stock Options and Restricted Stock Units. Prior to the Effective Time, the Company shall take all actions necessary to provide that (i) each option outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) that represents the right to acquire shares of Company Common Stock (each, a “Company Stock Option”) shall be cancelled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to the Company Stock Option and (ii) each restricted stock unit outstanding immediately prior to the Effective Time (whether or not then vested) that represents the right to acquire shares of Company Common Stock (each, a “Restricted Stock Unit”) shall be cancelled and terminated and converted at the

Effective Time into the right to receive a cash amount equal to the Merger Consideration for each share of Company Common Stock subject to such Restricted Stock Unit (“Restricted Stock Unit Consideration”). Subject to Section 2.2(b)(iii), the Option Consideration and Restricted Stock Unit Consideration shall be paid as soon after the Closing Date as shall be practicable and in any event, no later than the first payroll date at least five (5) business days following the Effective Time. For purposes of this Agreement, “Option Consideration” means, with respect to any share of Company Common Stock issuable under each Company Stock Option, an amount equal to the excess, if any, of (y) the Merger Consideration per share of Company Common Stock over (z) the exercise price payable in respect of such share of Company Common Stock issuable under such Company Stock Option.

(b) Treatment of Restricted Stock. Each share of Restricted Stock that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, vest in full and the restrictions with respect thereto shall lapse, and each share of Restricted Stock shall be deemed issued and outstanding as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including, Sections 2.1 and 2.2).

(c) Termination of Company Stock Plans. Prior to the Effective Time, the Company shall take all actions necessary to terminate all of the Company Stock Plans, such termination to be effective at the Effective Time. From and after the Effective Time, all Company Stock Plans shall be terminated and no Company Stock Options, Restricted Stock, Restricted Stock Units or any other rights with respect to Company Common Stock shall be granted or be outstanding thereunder.

Section 2.4. Adjustments. Notwithstanding any provision of this Article II to the contrary (but without in any way limiting the covenants in Section 5.2), if between the date of this Agreement and the Effective Time the number of outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be equitably adjusted to reflect fully the effect of such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction and to provide the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event, subject to further adjustment in accordance with this Section 2.4.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company SEC Documents filed with the SEC on or after December 31, 2011 and prior to the date of this Agreement (but excluding any disclosure included therein to the extent that it is cautionary, predictive or forward-looking in nature, including any disclosure contained in any such Company SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading, other than any factual information contained within such disclosures or headings), the relevance of such disclosure being reasonably apparent on its face (provided that this clause (a) shall not be applicable to the representations and warranties set forth in Section 3.5), or (b) the disclosure letter delivered by the Company to Parent (the “Company Disclosure Schedule”) prior to the execution of this Agreement (provided that (i) a matter that is disclosed in any section of such Company Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such section of the Company Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Company Material Adverse Effect), the Company represents and warrants to Parent as follows:

Section 3.1. Organization, Standing and Corporate Power.

Except as set forth on Section 3.1 of the Company Disclosure Schedule:

(a) each of the Company and its Subsidiaries is a legal entity duly incorporated, formed or organized, as the case may be, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated and has all requisite corporate, limited liability company, partnership or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted;

(b) each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect;

(c) all the outstanding shares of capital stock of, or limited liability company interests, partnership interests or other equity interests in, each Subsidiary of the Company that are owned directly or indirectly by the Company have been duly authorized and validly issued and are fully paid and nonassessable (in the case of equity interests other than shares of capital stock, to the extent such concepts are applicable) and are owned free and clear of all liens, pledges, charges, mortgages, encumbrances, options, rights of first refusal or other preferential purchase rights, adverse rights or claims and security interests of any kind or nature whatsoever (including, for purposes of this Section 3.1(c), any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” laws of the various states of the United States) (collectively, “Liens”); and except for those of the Company Joint Ventures, all such shares of capital stock and interests of each Subsidiary are owned directly or indirectly by the Company; and

(d) the Company has made available to Parent correct and complete copies of its articles of incorporation and bylaws (the “Company Charter Documents”) and correct and complete copies of the articles of incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries (the “Company Subsidiary Documents”), in each case as amended to the date of this Agreement; and (i) all such Company Charter Documents are in full force and effect and the Company is not in violation of any of their provisions and (ii) except as would not, individually or in the aggregate, have any significant adverse impact on the Company and its Subsidiaries on a consolidated basis, all such Company Subsidiary Documents related to U.S. and Canadian Subsidiaries and, to the Knowledge of the Company, all such Company Subsidiary Documents related to other Subsidiaries are in full force and effect and no U.S. or Canadian Subsidiary of the Company or, to the Knowledge of the Company, any other Subsidiary, is in violation of any of their provisions.

Section 3.2. Capitalization.

(a) The authorized capital stock of the Company consists of 120,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, without par value (“Company Preferred Stock”). As of the close of business on March 28, 2013, (i) 33,839,151 shares of Company Common Stock were issued and outstanding (which number includes 237,307 shares of Restricted Stock 113,676 of which were outstanding on March 28, 2013 and 123,631 of which are to be issued prior to the Effective Time), (ii) 1,815,648 shares of Company Common Stock were held by the Company in treasury, (iii) 1,959,997 shares of Company Common Stock were reserved for issuance under the Company Stock Plans (of which 1,592,520 shares of Company Common Stock were subject to outstanding Company Stock Options granted under the Company Stock Plans and 1,570 shares of Company Common Stock were subject to outstanding Restricted Stock Units granted under the Company Stock Plans), and (iv) no shares of Company Preferred Stock were issued or outstanding. All outstanding shares of Company Common Stock, and all shares of Company Common Stock reserved for issuance as noted in clause (iii), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights and issued in compliance with all applicable securities Laws. Section 3.2(a) of the Company Disclosure Schedule is a correct and complete list, as of March 28, 2013, of all outstanding options or other rights to purchase or receive shares of Company Common Stock granted under the Company Stock Plans or otherwise, and, for each such option or other right, the name of the holder thereof, the number of shares of Company Common Stock subject thereto, the terms of vesting, the amount vested and outstanding, the amount unvested and outstanding, the grant and expiration dates, the exercise price thereof and the Company Stock Plan pursuant to which the award was made. All Company Stock Options have an exercise price equal to no less than the fair market value of the underlying shares of Company Common Stock on the date of grant. Except as set forth above in this Section 3.2(a) or in Section 3.2(a) of the Company Disclosure Schedule, as of the date of this Agreement there are not, and as of the Effective Time there will not be, any shares of capital stock, voting securities or other equity interests of the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or other equity interests of the Company, including any representing the right to purchase or otherwise receive any of the foregoing. No shares of Company Common Stock are owned by any Subsidiary of the Company.

(b) Since the Balance Sheet Date, the Company has not issued any shares of capital stock, voting securities or other equity interests, or any securities convertible into or exchangeable or exercisable for any shares of capital stock, voting securities or other equity interests, other than as set forth above in Section 3.2(a) or in Section 3.2(a) of the Company Disclosure Schedule. None of the Company or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any shares of capital stock, voting securities or equity interests of any Subsidiary of the Company (other than, with respect to the Company Joint Ventures, as set forth in the definitive agreements for such Company Joint Ventures). Except in connection with (i) the exercise of any Company Stock Options or (ii) the vesting, settlement or forfeiture of, or tax withholding with respect to, any equity or equity-based awards under the Company Stock Plans, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Company or any of its Subsidiaries (other than, with respect to the Company Joint Ventures, as set forth in the definitive agreements for such Company Joint Ventures).

Section 3.3. Authority; Noncontravention; Voting Requirements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by the Company Board, which, at a meeting duly called and held, has unanimously (i) deemed this Agreement and the transactions contemplated hereby, including the Merger, to be in the best interests of the shareholders of the Company, (ii) unanimously approved this Agreement and the transactions contemplated hereby, including the Merger, in all respects and (iii) resolved to recommend that this Agreement and the Merger be approved by the shareholders of the Company, and, except for obtaining the Company Shareholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) Except as set forth in Section 3.3(b) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the Company Charter Documents or any of the Company Subsidiary Documents, (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Shareholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”) or Company Permit (other than any Environmental Permits, which are addressed by Section 3.13(c)), to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of the Company or any of its Subsidiaries, except, in the case of clause (ii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The affirmative vote (in person or by proxy) of the holders of two-thirds of the outstanding shares of Company Common Stock entitled to vote on the Merger at the Company Shareholders Meeting or any adjournment or postponement thereof (the “Company Shareholder Approval”) is the only vote of the holders of any class or series of capital stock or other equity interests of the Company or any of its Subsidiaries necessary to approve this Agreement, the Merger and the transactions contemplated hereby.

Section 3.4. Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and the Securities Act, including the filing of a proxy or information statement with the SEC in connection with the Merger (the “Proxy Statement”), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Texas, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act, (iv) filings required under, and compliance with other applicable requirements of, non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (collectively, “Foreign Antitrust Laws”) or (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NASDAQ, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, (A) reasonably be expected to prevent or materially impede, interfere with or hinder the consummation of the transactions contemplated hereby or (B) result in a Company Material Adverse Effect.

Section 3.5. Company SEC Documents; Undisclosed Liabilities.

(a) The Company and its Subsidiaries have filed all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed by them with the SEC since December 31, 2010 (collectively, and together with any other reports on Form 8-K (other than any information in or any exhibit to such reports which is deemed not to be “filed” and is not specifically identified in any filing under the Securities Act or the Exchange Act as being incorporated therein by reference) filed on a voluntary basis, and in each case including all other exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). The Company SEC Documents, as of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or, if amended, supplemented or superseded, as finally amended, supplemented or superseded prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements of the Company included in the Company SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to the Company and its consolidated Subsidiaries on a consolidated basis).

(c) The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications were complete and correct when made. The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes Oxley Act for the year ended December 31, 2012, and such assessment concluded that such controls were effective. To the Knowledge of the Company, as of the date of this Agreement, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Except (i) as reflected or otherwise reserved against on the balance sheet of the Company and its Subsidiaries as of December 31, 2012 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than as have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

Section 3.6. Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there have not been any events, changes, occurrences or state of facts that, individually or in the aggregate, have had a Company Material Adverse Effect.

(b) Since the Balance Sheet Date, (i) except for this Agreement and the transactions contemplated hereby, the Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither the Company nor any of its Subsidiaries has taken any action described in Sections 5.2(b)(ii), (iii), (v), (vi), (vii) or (x) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of Parent, would violate such provisions.

Section 3.7. Legal Proceedings. Except as set forth on Section 3.7 of the Company Disclosure Schedule, there are no investigations or proceedings pending (or, to the Knowledge of the Company, threatened) by any Governmental Authority with respect to the Company or any of its Subsidiaries or actions, suits or proceedings pending (or, to the Knowledge of the Company, threatened) against the Company or any of its Subsidiaries or any of their respective properties at law or in equity before any Governmental Authority, and there are no orders, judgments or decrees of any Governmental Authority against the Company or any of its Subsidiaries, in each case except for those that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8. Compliance with Laws; Permits.

(a) Except as set forth on Section 3.8(a) of the Company Disclosure Schedule, the Company and its Subsidiaries are, and since the later of December 31, 2010 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of or undertaking to any Governmental Authority, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect; provided, that this Section 3.8(a) shall not apply to the Company’s or its Subsidiaries’ compliance with, defaults under or violations of the provisions of ERISA and the Code related to Company Benefit Plans and other employee benefits matters, which matters are dealt with in Sections 3.11 and 3.12.

(b) The Company and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are not, and since December 31, 2010 have not been, in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any Company Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew, extend, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Without limiting the generality of Section 3.8(a), and except with respect to matters set forth on Section 3.8(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, Affiliates, agents or consultants, nor any other person acting for or on behalf of any of the foregoing, directly or indirectly, has, to the Knowledge of the Company:

(i) violated or is in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) , or any other applicable Laws regarding illegal payments and gratuities (collectively with the FCPA, the “Improper Payment Laws”);

(ii) made, undertaken, offered to make, promised to make or authorized the payment or giving of any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value (including meals or entertainment) to any officer, employee or ceremonial office holder of any government or instrumentality thereof, any political party or supra-national organization (such as the United Nations), any political candidate, any royal family member or any other person who is connected or associated personally with any of the foregoing that is prohibited under any applicable Improper Payment Law or otherwise, for the purpose of influencing any act or decision of such payee in his official capacity, inducing such payee to do or omit to do any act in violation of his lawful duty, securing any improper advantage or inducing such payee to use his influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality (“Prohibited Payments”);

(iii) been subject to any investigation by any Governmental Authority with regard to any actual or alleged violation of any Improper Payment Law, nor are there any actions, investigations or proceedings by any Governmental Authority pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries with respect to the foregoing and there are no facts or circumstances that would reasonably be expected to form the basis for any such actions, investigations or proceedings;

(iv) used funds or other assets, or made any promise or undertaking in such regard, for the establishment or maintenance of a secret or unrecorded fund (a “Prohibited Fund”); or

(v) made any false or fictitious entries in any books or records of the Company or any of its Subsidiaries relating to any Prohibited Payment or Prohibited Fund.

Section 3.9. Information in Proxy Statement. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.4, none of the information supplied (or to be supplied) in writing by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

Section 3.10. Tax Matters.

Except as set forth on Section 3.10 of the Company Disclosure Schedule:

(a) Each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all income and franchise Tax Returns and all other material Tax Returns required to be filed by it, and all such Tax Returns are correct and complete in all material respects. All material amounts of Taxes owed by the Company or its Subsidiaries have been timely paid except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established on the most recent consolidated financial statements contained in the Company SEC Documents in accordance with GAAP.

(b) The most recent consolidated financial statements contained in the Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such consolidated financial statements. No material deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries.

(c) All Tax withholding and deposit requirements under all applicable Laws imposed on or with respect to the Company or any of its Subsidiaries have been complied with in all material respects. All material amounts required to be withheld and paid over to the appropriate Governmental Authority have been duly and timely withheld and paid by the Company and its Subsidiaries.

(d) The federal income Tax Returns of the Company and each of its U.S. Subsidiaries have been examined by and settled with the Internal Revenue Service (or the applicable statute of limitations has expired) for all taxable years ending on or prior to December 31, 2008. The income Tax Returns of the Company and each of its applicable Subsidiaries have been examined by and settled with the applicable Governmental Authority (or the applicable statute of limitations has expired) for all taxable years ending on or prior to: December 31, 2008 with respect to Canada; December 31, 2009 with respect to France; December 31, 2005 with respect to Argentina; and December 31, 2010 with respect to the United Kingdom. Neither the Company nor any of its Subsidiaries has consented to any extension or waiver of the statute of limitations applicable to any taxable period for which the statute of limitation, as extended or waived, has not expired. All material assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been paid.

(e) No audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries and no written notice thereof has been received.

(f) The Company has made available to Parent complete and correct copies of (i) all income and franchise Tax Returns of the Company and its Subsidiaries for the last three taxable years for which Tax Returns have been filed and (ii) any audit reports issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income and franchise Taxes of the Company or any of its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Governmental Authority with respect to such taxable period.

(h) Neither the Company nor any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by the Company or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement.

(i) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, or otherwise.

(j) Each of the Company and its Subsidiaries is in compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a Governmental Authority, and the transactions and actions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order.

(k) For purposes of this Agreement: (i) “Taxes” shall mean (A) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (B) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clauses (A) or (B), and (C) any liability in respect of any items described in clauses (A) or (B) payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any similar provision of Law) or otherwise, and (ii) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement, tax election or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(l) Notwithstanding anything to the contrary herein, except for the representations and warranties of the Company contained in Section 3.6(b), this Section 3.10 or Section 3.11, the Company has not made and is not making any other express or implied representation or warranty, either written or oral, as to Taxes or Tax Returns, and no other representation or warranty shall be construed to encompass such matters.

Section 3.11. Employee Benefits.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. “Company Benefit Plans” means (i) all “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and (ii) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash- or equity or equity-based, employment, retention, change of control, incentive compensation, tax gross up, medical, dental, welfare benefit, disability, accident, life insurance, vacation, severance, retirement, pension or savings, in each case of clauses (i) and (ii) that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or its Subsidiaries, or with respect to which the Company or its Subsidiaries have any current or contingent liability, except that no “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”) shall be considered a Company Benefit Plan.

(b) Except for such claims which would not have, individually or in the aggregate, a Company Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action is pending or, to the Knowledge of the Company, threatened (x) with respect to any Company Benefit Plan other than claims for benefits in the ordinary course, (y) alleging any breach of the material terms of any Company Benefit Plan or any fiduciary duties with respect thereto or (z) with respect to any violation of any applicable Law with respect to such Company Benefit Plan.

(c) Except as set forth on Section 3.11(c) of the Company Disclosure Schedule, each Company Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code, except for such non-compliance which would not have, individually or in the aggregate, a Company Material Adverse Effect. Any Company Benefit Plan intended to be qualified under Section 401 of the Code has received a favorable determination letter from the United States Internal Revenue Service that has not been revoked and, to the Knowledge of the Company, no fact or event has occurred since the date of such determination letter or letters from the Internal Revenue Service that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. Neither the Company nor any of its Subsidiaries maintains or contributes to or is required to contribute to any plan, agreement or arrangement which provides post-termination or post-retirement health or life insurance benefits or coverage to any Person, except (i) as set forth on Section 3.11(c) of the Company Disclosure Schedule, (ii) as required by applicable Law or (iii) as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as set forth on Section 3.11(d) of the Company Disclosure Schedule, neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates has any current or contingent liability or obligation with respect to any employee pension benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, including any Multiemployer Plan, or is a defined benefit pension plan subject to ERISA.

(e) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, with respect to any Company Benefit Plan, all contributions, premiums and other payments due from any of the Company or its Subsidiaries required by Law or any Company Benefit Plan have been made under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof.

(f) Except as set forth on Section 3.11(f) of the Company Disclosure Schedule, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any of its Subsidiaries to severance pay, retention bonuses, parachute payments, non-competition payments, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant or officer, (iii) result in any forgiveness of indebtedness or obligation to fund benefits with respect to any such employee, director or officer or (iv) result in any amount failing to be deductible by reason of Section 162(m) or Section 280G of the Code.

(g) Except as set forth on Section 3.11(g) of the Company Disclosure Schedule, no director, officer, employee or other service provider of the Company or any of its Subsidiaries is entitled to a gross up, make whole or other payment as a result of the imposition of Taxes under Section 280G, Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with the Company or any of its Subsidiaries.

(h) Except as set forth on Section 3.11(h) of the Company Disclosure Schedule, no Company Benefit Plan is subject to the Laws of any Governmental Authority other than those of the United States.

Section 3.12. Labor Matters.

(a) Except as set forth on Section 3.12(a) of the Company Disclosure Schedule, (i) none of the employees of the Company or any of its Subsidiaries is represented in his or her capacity as an employee of the Company or any Subsidiary by any labor organization and (ii) neither the Company nor any Subsidiary has recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any employees, nor has the Company or any Subsidiary entered into any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any employees.

(b) Except as set forth on Section 3.12(b) of the Company Disclosure Schedule or except for such matters which would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice during the past two (2) years of the intent of any Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress. Except as set forth on Section 3.12(b) of the Company Disclosure Schedule or except for such matters which would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no (and have not been during the two (2) year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, there is no (and has not been during the two (2) year period preceding the date of this Agreement) union organizing effort pending or threatened against the Company or any of its Subsidiaries, (iii) there is no (and has not been during the two (2) year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and (iv) there is no (and has not been during the two (2) year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to any employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Act of 1988 (the “WARN Act”) as a result of any action taken by the Company that would have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 3.12(b) of the Company Disclosure Schedule or except for such non-compliance which would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries is, and since the later of December 31, 2010 and their respective dates of incorporation, organization or formation, have been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors).

Section 3.13. Environmental Matters.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) each of the Company and its Subsidiaries is, and since the later of January 1, 2008 and their respective dates of incorporation, organization or formation, has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Company Permits required under Environmental Laws (“Environmental Permits”) and no actions, suits or proceedings are pending or threatened to revoke, adversely modify or terminate any such Environmental Permit, (ii) there has been no Release or, to the Knowledge of the Company, threatened Release of any Hazardous Substance by the Company or any of its Subsidiaries or any other Person in any manner that would reasonably be expected to give rise to the Company or any of its Subsidiaries incurring any investigation or remedial obligation or corrective action requirement under applicable Environmental Laws, (iii) there are no investigations, actions, suits or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or involving any real property currently or formerly owned, operated or leased by or for the Company or any of its Subsidiaries alleging noncompliance with or liability under, any Environmental Law or Environmental Permit and (iv) there are, to the Knowledge of the Company, no current facts, circumstances or conditions that exist with respect to the Company or any of its Subsidiaries or any currently or formerly owned, leased or operated real property that would result, individually or in the aggregate, in the Company and its Subsidiaries incurring liabilities under Environmental Laws or unbudgeted capital expenditures to achieve or maintain compliance with Environmental Laws or Environmental Permits.

(b) Section 3.13(b) of the Company Disclosure Schedule sets forth a list of all material Environmental Permits required under Environmental Laws to conduct of the business of the Company and its Subsidiaries as currently conducted.

(c) Except as set forth on Section 3.13(c) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in the suspension, termination, revocation, cancellation, nonrenewal or modification of any Environmental Permit required for the continued operations of the Company and its Subsidiaries, nor give rise to a requirement or obligation under Environmental Laws to notify or make any filing with any Governmental Authority.

(d) The Company and its Subsidiaries have made available correct and complete copies of all material environmental, health and safety related audits, studies, reports, analyses, assessments, notices of violation or non-compliance and results of investigations with respect to Company or Subsidiary operations or any currently or formerly owned, leased or operated real properties of the Company or its Subsidiaries or their respective predecessors and all material correspondence related to any current or outstanding material liabilities under Environmental Laws that are in the possession, custody or control of the Company or any Subsidiary.

(e) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date of this Agreement or (iii) occupational safety and health.

(f) As used herein, “Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law or are otherwise regulated by any Governmental Authority with jurisdiction over the environment or natural resources, including without limitation petroleum or any derivative or byproduct thereof, radon, radioactive material, mold, asbestos or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

(g) As used herein, “Release” means any release, spill, effluent, emission, exposure, leaking, pumping, pouring, dumping, escaping, emptying, seeping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment.

(h) Notwithstanding anything in this Section 3.13 to the contrary, to the extent the representations and warranties of the Company contained in this Section 3.13 are made with regard to non-U.S. Environmental Law, non-U.S. Environmental Permits, or to non-U.S. locations, such representations and warranties are made to the Knowledge of the Company.

(i) Notwithstanding anything to the contrary herein, except for the representations and warranties of the Company contained in Section 3.5, Section 3.6(b), this Section 3.13 and Section 3.18(b), the Company has not made and is not making any other express or implied representation or warranty, either written or oral, as to Environmental Law, Hazardous Substances or Environmental Permits, and no other representation or warranty shall be construed to encompass such matters.

Section 3.14. Contracts.

(a) Section 3.14(a) of the Company Disclosure Schedule contains a true and complete listing of the following Contracts to which any of the Company or its Subsidiaries is a party in effect on the date of this Agreement (each Contract that is described in this Section 3.14(a) being a “Company Material Contract”):

(i) each Contract that constitutes a commitment relating to indebtedness for borrowed money in excess of $5,000,000 or the deferred purchase price of property in excess of $10,000,000 (in either case, whether incurred, assumed, guaranteed or secured by any asset), other than Contracts solely between or among the Company and one or more of its Subsidiaries;

(ii) each guarantee by the Company or any of its Subsidiaries of any obligation of any Person that is not the Company or one of its Subsidiaries under any Contract of the type described in Section 3.14(a)(i);

(iii) each Contract for lease of personal property or real property involving aggregate payments in excess of $1,000,000 in any calendar year;

(iv) each Contract between any of the Company or any of its Subsidiaries, on the one hand, and any shareholder of the Company holding five percent (5%) or more of the issued and outstanding Company Common Stock, on the other hand;

(v) each Contract containing a non-compete or similar type of provision that, following the Effective Time, would by its terms materially restrict the ability of Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing (each Contract described in this Section 3.14(a)(v), a “Non-Competition Agreement”);

(vi) each Contract that is a mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien on any material property or assets of the Company or any of its Subsidiaries;

(vii) each Contract pursuant to which the Company or any of its Subsidiaries is reasonably expected to spend or receive, in the aggregate, in excess of $10,000,000 over the remaining term of such Contract other than any MSA;

(viii) the MSA, if any, with the twenty-five (25) largest customers of the Company and its Subsidiaries on a consolidated basis (as measured by revenues received by the Company and its Subsidiaries on a consolidated basis during 2012);

(ix) the principal or controlling Contract, if any, with the twenty-five (25) largest suppliers of the Company and its Subsidiaries on a consolidated basis (as measured by the dollar amount of purchases made by the Company and its Subsidiaries on a consolidated basis during 2012);

(x) each Nuclear Related Contract that has been entered into in the past five (5) years or under which the Company or any of its Subsidiaries has supplied, or performed services on, Nuclear Products during such period;

(xi) each Contract that has been entered into in the past five (5) years with respect to which the Company or any of its Subsidiaries has supplied equipment to, or provided services on any equipment used by, any United States or foreign military branch, division or organization;

(xii) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company and its Subsidiaries on a consolidated basis;

(xiii) each material partnership, joint venture or limited liability company agreement to which the Company or any of its Subsidiaries is a party, and each Contract between the Company or any of its Subsidiaries and a Company Joint Venture, other than the Company Subsidiary Documents;

(xiv) each collective bargaining or similar agreement to which the Company or any of its Subsidiaries is a party or is subject; and

(xv) each Contract under which any of the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $25,000.

(b) Except as set forth on Section 3.14(b) of the Company Disclosure Schedule, the Company has made available to Parent correct and complete copies of each Company Material Contract in existence as of the date hereof, together with any and all amendments and supplements thereto and material “side letters” and similar documentation relating thereto. Except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is in full force and effect and is valid and binding on the Company and its Subsidiaries, as applicable, subject to the Bankruptcy and Equity Exception, (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Company Material Contract, (iii) neither the Company nor any of its Subsidiaries has received written notice of, or to the Knowledge of the Company, knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Material Contract and (iv) to the Knowledge of the Company, no other party to any Company Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder.

(c) To the Knowledge of the Company, the Company and its Subsidiaries have complied in all material respects with all binding conditions imposed on them in relation to the grant of state aid made under, or pursuant to, the grant, dated July 2, 2010, and related letter, dated July 7, 2010, and the related Financing Approval Number 11, dated July 2, 2011, each from the Romanian Ministry of Finance to SC Lufkin Industries SRL and any amendments thereto, including all applicable requirements under the Romanian Government Decision No. 1680/2008.

Section 3.15. Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries owns and has good and indefeasible title to all of its owned real property free and clear of all Liens (except in all cases for Liens securing, permissible under or not prohibited by any applicable loan agreements and indentures and for title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants and other matters, which in the aggregate do not materially affect the continued use of the property for the purposes for which the property is currently being used by the Company or its Subsidiaries (“Permitted Liens”)) (assuming the timely discharge of all obligations owing under or related to the owned real property).

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all leases under which the Company or any of its Subsidiaries lease any real property are valid and effective against the Company or any of its Subsidiaries and, to the Knowledge of the Company, the counterparties thereto, in accordance with their respective terms and there is not, under any of such leases, any existing material default by the Company or any of its Subsidiaries or, to the Knowledge of the Company, the counterparties thereto, or, to the Knowledge of the Company, any event which, with notice or lapse of time or both, would become a material default by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, the counterparties thereto.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries owns and has good title to all of its owned personal property free and clear of all Liens (except Permitted Liens) (assuming the timely discharge of all obligations owing under or related to the owned personal property).

(d) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the owned real property, leased real property and owned personal property of the Company and its Subsidiaries, in each case, is sufficient to conduct their respective businesses as currently conducted as of the date of this Agreement.

Section 3.16. Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth all material registered Company Intellectual Property that is owned by the Company or any of its Subsidiaries or for which an application for registration has been submitted by the Company or any of its Subsidiaries.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses sufficient rights to use, free and clear of Liens, other than Permitted Liens, all Intellectual Property (the “Company Intellectual Property”) used in their respective businesses as currently conducted. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken adequate measures, consistent with customary practices in the industry in which the Company and its Subsidiaries operate, to protect the confidentiality of all trade secrets owned by the Company and its Subsidiaries that are material to their businesses as currently conducted. Except as set forth in Section 3.16(b) of the Company Disclosure Schedule or except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened claims by any Person alleging infringement or misappropriation by the Company or any of its Subsidiaries of such Person’s Intellectual Property, (ii) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe or misappropriate any Intellectual Property rights of any Person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation or infringement, or misappropriation by others of its rights to or in connection with the Company Intellectual Property, (iv) to the Knowledge of the Company, no Person is infringing or misappropriating any Company Intellectual Property and (v) the Company or a Subsidiary of the Company solely and exclusively owns all right, title and interest in and to, or otherwise has a valid right to use, (y) all software, data and databases included in the Company Intellectual Property and (z) to the Knowledge of the Company, all materials collected, retained, developed, used, analyzed, disclosed, stored, distributed, sold, licensed, displayed, or otherwise exploited in connection therewith. Except as set forth in Section 3.16(b) of the Company Disclosure Schedule or except as would not have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, the collection, retention, development, use, analysis, licensing, distribution, disclosure or other exploitation of such software, data and databases by the Company, its Subsidiaries, their customers, licensees, distributors, resellers, and partners does not conflict with, infringe, misappropriate, misuse, or otherwise violate the Intellectual Property or other rights of any third party or breach, result in a default under or require any consent under any contract or other instrument or obligation to which the Company or any Subsidiary of the Company is a party or by which any of them is bound.

Section 3.17. Insurance. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance covering their properties, operations, personnel and businesses in amounts customary for the businesses in which they operate. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance, and all such insurance is outstanding and duly in force, in each case, on the date hereof.

Section 3.18. Products Liability.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each product manufactured, sold or delivered by the Company or its Subsidiaries since the later of December 31, 2010 and their respective dates of incorporation, organization or formation, has been in conformity with all product specifications and all express and implied warranties and all applicable Laws. Since the Balance Sheet Date, there have not been any (i) product lines which have been recalled by the Company or any of its Subsidiaries or (ii) claims, demands, actions, litigations, suits, notices of violation or inquiry or other proceedings (whether completed or pending) seeking the recall, suspension or seizure of any product lines of the Company or any of its Subsidiaries.

(b) Since the later of January 1, 2008 and their respective dates of incorporation, organization or formation, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has, to any material extent, manufactured, sold or distributed any products containing polychlorinated biphenyls (“PCB”), asbestos or asbestos-containing materials.

Section 3.19. Opinion of Financial Advisor. The Company Board has received the opinion of Simmons & Company International (the “Company Financial Advisor”), dated the date of this Agreement, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, the Merger Consideration is fair from a financial point of view to the holders of the Company Common Stock (the “Company Fairness Opinion”). A correct and complete copy of the form of the Company Fairness Opinion has been made available to Parent.

Section 3.20. Brokers and Other Advisors. Except for the Company Financial Advisor, the fees and expenses of which will be paid by the Company, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger or the transactions contemplated hereby based on arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has heretofore made available to Parent a correct and complete copy of the Company’s engagement letter with the Company Financial Advisor, which letter describes all fees payable to the Company Financial Advisor in connection with the transactions contemplated hereby and all agreements under which any such fees or any expenses are payable and all indemnification and other agreements with the Company Financial Advisor entered into in connection with the transactions contemplated hereby.

Section 3.21. State Takeover Statutes. Assuming the accuracy of the representation and warranty contained in Section 4.2(c), the action of the Company Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby the restrictions on “business combinations” (as defined in Section 21.604 of the TBOC) as set forth in Section 21.606 of the TBOC. In addition, assuming the accuracy of the representation and warranty contained in Section 4.2(c), the Company Board has duly taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby the provisions of Article XI of the articles of incorporation of the Company to the extent, if any, such provisions would otherwise be applicable to this Agreement or the transactions contemplated hereby. There is no stockholder rights plan in effect, to which the Company is a party or otherwise bound.

Section 3.22. Export Controls and Sanctions.

To the Knowledge of the Company:

(a) except as set forth on Section 3.22(a) of the Company Disclosure Schedule, the Company and its Subsidiaries and their respective officers, directors, senior officials and any agents or other Persons acting on behalf of any of the foregoing are not Prohibited Persons;

(b) except as set forth on Section 3.22(b) of the Company Disclosure Schedule, none of the Company or its Subsidiaries and any agents or other Persons acting on behalf of any of the foregoing are a party to any contract or bid with, are now conducting or have conducted any business dealing directly or indirectly within the past five (5) years with, involving, or for the benefit of, any Persons who were Prohibited Persons at the time of the business dealing;

(c) except as set forth on Section 3.22(c) of the Company Disclosure Schedule, none of the Company or its Subsidiaries and no agent or other Person acting on behalf of any of the foregoing is engaging or in the past five (5) years has engaged in any activities that could result in the imposition of sanctions under the Laws of the United States, Canada or a European Union Member;

(d) except as set forth on Section 3.22(d) of the Company Disclosure Schedule, none of the Company or its Subsidiaries has in the past five (5) years directly or indirectly supported or facilitated, or is committed to support or facilitate, any Person to engage in any of the activities or dealings subject to the representations and warranties set forth in Section 3.22(b) or Section 3.22(c);

(e) except as set forth on Section 3.22(e) of the Company Disclosure Schedule, there is no pending or threatened in writing action, suit or other proceeding against, or Governmental Investigation of, the Company or any of its Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed (or threatened in writing to be imposed) upon the Company or its Subsidiaries by or before any Governmental Authority, and there is no pending voluntary disclosure to any Government Authority, in each case, in connection with an alleged or possible violation of any applicable Export Control Requirements;

(f) none of the Company or its Subsidiaries has any outstanding commitment in any transaction directly or indirectly involving North Korea or countries or entities from countries that have been designated by the US State Department as State Sponsors of Terrorism; and

(g) except as set forth on Section 3.22(g) of the Company Disclosure Schedule, the Company and its Subsidiaries are in compliance with, and for the past five (5) years have maintained compliance with all applicable Export Control Requirements.

(h) For purposes of this Agreement:

(i) “Export Control Requirements” means any Law imposing economic sanctions of any kind (whether or not limited to exports), any Law restricting or controlling exports, and any Law prohibiting cooperation with any boycott maintained by another country or group of countries.

(ii) “Prohibited Person” means a Person with whom dealings are prohibited or restricted on account of any Export Control Requirements of the United States, Canada, a European Union Member or the United Nations.

Section 3.23. No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III, neither the Company nor any other Person makes or has made any express or implied representation or warranty with respect to the Company or its Subsidiaries or Affiliates or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to Parent or Merger Sub, or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives with respect to any one or more of the following, neither the Company nor any other Person make any express or implied representation or warranty or will have or be subject to any liability or other obligation to Parent, Merger Sub or their respective Representatives with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or any of their respective Representatives or Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter delivered by Parent to the Company (the “Parent Disclosure Schedule”) prior to the execution of this Agreement (provided that (i) a matter that is disclosed in any section of such Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such section of the Parent Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Parent Material Adverse Effect), Parent represents and warrants to the Company as follows:

Section 4.1. Organization, Standing and Corporate Power.

(a) Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated and has all requisite corporate or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted.

(b) Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement (a “Parent Material Adverse Effect”).

Section 4.2. Authority; Noncontravention; Voting Requirements.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by the Board of Directors of Parent and Merger Sub and by the sole shareholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or Merger Sub or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or Merger Sub under, any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Neither Parent nor any of its Subsidiaries holds any capital stock, voting securities or equity interests of the Company or any of its Subsidiaries, or holds any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any such shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any such shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any such shares of capital stock, voting securities or equity interests. Neither Parent nor Merger Sub is, or at any time during the last three (3) years has been, an “affiliated shareholder” of the Company as defined in Section 21.602 of the TBOC or a “Related Person” as defined in Article 11 of the Fifth Amended and Restated Certificate of Incorporation of the Company.

Section 4.3. Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Exchange Act and the Securities Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Texas, and (iii) filings required under, and compliance with other applicable requirements of, the HSR Act and Foreign Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4. Information Supplied. Subject to the accuracy of the representations and warranties of the Company set forth in Section 3.9, none of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in the Proxy Statement will, on the date it is first mailed to shareholders of the Company, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement.

Section 4.5. Brokers and Other Advisors. Except for Goldman Sachs & Co., the fees and expenses of which will be paid by Parent, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.6. Financing. Parent and Merger Sub have (and at the Effective Time will have) available to them all funds necessary to consummate the Merger and to pay all cash amounts required to be paid in connection with the Merger.

Section 4.7. Other Agreements. Parent has disclosed to the Company all contracts or other legal commitments (and, with respect to those that are written, Parent has furnished to the Company correct and complete copies thereof) between or among Parent or any Subsidiary of Parent, on the one hand, and any officer or director of the Company or any person that owns five percent (5%) or more of the Company Common Stock, on the other hand, pursuant to which: (a) any such Person would be entitled to receive consideration in connection with the transactions contemplated hereby of a different amount or nature than the Merger Consideration or (b) any current employee of the Company has agreed to (i) remain as an employee of the Company or any of its Subsidiaries following the Effective Time (other than pursuant to any employment Contracts in effect as of the date of this Agreement), (ii) contribute or roll over any portion of such employee’s shares of Company Common Stock, Company Stock Options or shares of Restricted Stock to the Company or Parent or any of their respective Subsidiaries or (iii) receive any capital stock or equity securities of the Company or Parent or any of their respective Subsidiaries.

Section 4.8. No Other Representations or Warranties. Each of Parent and Merger Sub acknowledges and agrees that, other than the representations and warranties set forth in Article III, neither the Company nor any other Person makes, and it is not relying on, any other express or implied representation or warranty on behalf of the Company or any of its Subsidiaries or Affiliates. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to Parent, Merger Sub, or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives with respect to one or more of the following, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other Person makes any express or implied representation or warranty on the behalf of the Company or any of its Subsidiaries or Affiliates with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or any of their respective Representatives or Affiliates.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1. Preparation of the Proxy Statement; Shareholder Meeting.

(a) As soon as reasonably practicable and, in any event, within twenty (20) calendar days following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement. The Company shall (i) use its commercially reasonable efforts to respond to any comments on the Proxy Statement or requests for additional information from the SEC as soon as reasonably practicable after receipt of any such comments or requests and (ii) cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable following the date of this Agreement. The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to responding to any such comments or requests or the filing or mailing of the Proxy Statement or any amendment or supplement thereto, the Company (x) shall provide Parent with a reasonable opportunity to review and comment thereon and on related correspondence and filings, (y) shall consider in good faith including therein all comments reasonably proposed by Parent and (z) other than with respect to unscheduled calls from, and routine calls to, the SEC, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications with the SEC and its staff (including all meetings and telephone conferences) relating to the Proxy Statement, this Agreement or any of the transactions contemplated hereby. If at any time prior to the Company Shareholder Meeting, any event shall occur, or fact or information shall be discovered by the Company that should be set forth in an amendment of or a supplement to the Proxy Statement so that it would not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Company shall, in accordance with the procedures set forth in this Section 5.1(a), prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be distributed to the shareholders of the Company.

(b) The Company shall, as soon as reasonably practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval. Subject to Section 5.3, the Company shall, through the Company Board, recommend to its shareholders approval of this Agreement (the “Company Board Recommendation”). The Proxy Statement shall include a copy of the Company Fairness Opinion and (subject to Section 5.3) the Company Board Recommendation. Without limiting the generality of the foregoing, but subject to Section 5.3, the Company’s obligations pursuant to the first sentence of this Section 5.1(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal or (ii) the withdrawal or modification by the Company Board or any committee thereof of the Company Board Recommendation or the Company Board’s or such committee’s approval of this Agreement or the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the Company may postpone or adjourn the Company Shareholders Meeting (i) to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval, (ii) for the absence of quorum, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the shareholders of the Company prior to the Company Shareholders Meeting and (iv) if the Company has delivered any notice contemplated by Section 5.3(d) and the time periods contemplated by Section 5.3(d) have not expired.

Section 5.2. Conduct of Business.

(a) Except (i) as expressly permitted by this Agreement, (ii) as set forth in the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as provided for or contemplated by any agreement of the Company or any of its Subsidiaries or any Company Joint Venture in effect as of the date of this Agreement or (v) as agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article VII or the Effective Time, the Company shall, and shall cause each of its Subsidiaries and the Company Joint Ventures to, (A) conduct its business in the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, (C) use commercially reasonable efforts to keep in full force and effect all material insurance policies maintained by the Company, its Subsidiaries and the Company Joint Ventures, other than changes to such policies made in the ordinary course of business consistent with past practice and (D) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Company Material Contracts.

(b) Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as required by any Company Material Contract as in effect as of the date of this Agreement, or (v) as agreed in writing by Parent (in the case of clauses (iii), (iv), (v), (vi), (vii), (viii), (ix), (xii), (xiv) and (xvi) below (but, with respect to (xvi), only to the extent applicable to the other clauses designated in this Section 5.2(b)(v)), such consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries and the Company Joint Ventures to:

(i) (A) issue, sell, grant, dispose of, accelerate the vesting of or modify, as applicable, any of its shares of capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of its shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of the foregoing; provided that the Company may (y) issue shares of Company Common Stock upon the exercise of Company Stock Options that are outstanding on the date of this Agreement and in accordance with the terms thereof and (z) make annual grants of restricted Company Common Stock to directors of the Company in the ordinary course of business consistent with past practice; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any of its shares of capital stock, voting securities or equity interests, except in connection with the exercise of any Company Stock Options outstanding as of the date of this Agreement and in accordance with the terms thereof, or the vesting, settlement or forfeiture of, or tax withholding with respect to, any equity or equity based awards under the Company Stock Plans; (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Company Common Stock, or otherwise make any payments to its shareholders in their capacity as such (other than (x) dividends to its equity holders by a direct or indirect Subsidiary of the Company or a Company Joint Venture or (y) the Company’s regular quarterly cash dividend in an amount not to exceed $0.125 per share of Company Common Stock), (D) split, combine, subdivide or reclassify any shares of its capital stock or (E) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Company Stock Plans or any agreement evidencing any outstanding stock option or other right to acquire capital stock of the Company or any restricted stock purchase agreement or any similar or related contract;

(ii) (x) incur or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money (or enter into a “keep well” or similar agreement with respect to such indebtedness) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries or the Company Joint Ventures, other than (A) (i) borrowings in the ordinary course of business consistent with past practice under the Company’s current revolving credit facility, which shall include the incurrence of reimbursement obligations thereunder in connection with the issuance of letters of credit and (ii) borrowings under purchase money contracts, (B) refinancing, replacement or amendment of any indebtedness that may default or come due as a result of the transactions contemplated hereby (provided, that the Company will consult with Parent in connection with any such action) or that is required to be repaid or repurchased pursuant to its terms (provided, that except with respect to clause (A) above, the Company and its Subsidiaries shall not be permitted to incur or assume any indebtedness for borrowed money or sell any debt securities to the extent that the terms of such indebtedness or debt securities would be breached by, conflict with or require the consent of any third party in order to continue in full force following, the consummation of the transactions contemplated hereby), (C) new borrowings from the Company or any of its Subsidiaries by the Company or any of its Subsidiaries to the extent not in excess of $25,000,000, calculated on a cumulative basis, or, with the written consent of Parent, in excess of $25,000,000 (which consent shall not be unreasonably withheld, delayed or conditioned), (D) cash pooling or creating intercompany payables and receivables reflecting “due tos” and “due froms” for the provision of services or goods in the ordinary course of business, in each case, consistent with past practice, and (E) guarantees by the Company or any of its Subsidiaries of indebtedness of the Company or any of its Subsidiaries, or (y) except as permitted pursuant to clause (x) above, prepay, refinance or repurchase any long-term indebtedness for borrowed money or debt securities of the Company or any of its Subsidiaries (other than (i) repayments of such indebtedness in the ordinary course of business, (ii) required or permitted repayments of such indebtedness under the terms of any Contract in place as of the date of this Agreement or entered into in compliance with this Section 5.2(b)(ii), (iii) permitted repayments of such indebtedness under any revolving credit facility, in each case by the Company or any of its Subsidiaries and (iv) repayments of indebtedness described in clause (x)(C) and (x)(D) above);

(iii) sell, transfer, lease, license or otherwise dispose of (including pursuant to a sale leaseback transaction or an asset securitization transaction) (x) any of its properties or assets (including securities of Subsidiaries) with a fair market value in excess of $500,000 individually or $5,000,000 in the aggregate, except (A) pursuant to Contracts in force at the date of this Agreement and listed on Section 5.2(b)(iii)(A) of the Company Disclosure Schedule, correct and complete copies of which have been made available to Parent, and other potential transactions listed on Section 5.2(b)(iii)(A) of the Company Disclosure Schedule, (B) dispositions of obsolete or worthless equipment, (C) sales of inventory in the ordinary course of business consistent with past practice, (D) dispositions of equipment in the ordinary course of business consistent with past practice, so long as such disposition would not diminish the overall manufacturing capacity or operational capability of the Company and its Subsidiaries taken as a whole or (E) sales, transfers, leases, licenses or other disposals to the Company or any of its Subsidiaries;

(iv) make any capital expenditure or capital expenditures (which shall include, any investments by contribution to capital, property transfers, purchase of securities or otherwise) which (A) involves the purchase of real property or (B) is in excess of $250,000 individually or $5,000,000 in the aggregate, except for any such capital expenditures set forth in Section 5.2(b)(iv) of the Company Disclosure Schedule or except as provided for in the Company’s 2013 capital expenditure plan provided to Parent prior to the date of this Agreement;

(v) except as set forth in Section 5.2(b)(v) of the Company Disclosure Schedule, directly or indirectly acquire by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person, except as permitted by Section 5.2(b)(iv);

(vi) make any loans or advances to any Person (other than (A) travel, relocation expenses and similar expenses or advances to its employees in the ordinary course of business consistent with past practice, (B) loans and advances to the Company or any of its Subsidiaries and (C) trade credit granted in the ordinary course of business consistent with past practice);

(vii) enter into any lease (A) that provides for a payment of greater than $1,000,000 during any twelve (12) month period covered thereunder or (B) with a term of greater than five (5) years;

(viii) except (A) for contracts relating to matters permitted under this Section 5.2(b), (B) as set forth in Section 5.2(b)(viii) of the Company Disclosure Schedule and (C) for Company Material Contracts in the ordinary course of business consistent with past practice, other than Non-Competition Agreements, Uncapped Liability Contracts and Nuclear Related Contracts (which are not permitted to be entered into whether or not in the ordinary course of business consistent with past practice or otherwise), (1) enter into any contract or agreement that would be a Company Material Contract if in existence as of the date of this Agreement, (2) terminate or amend in any material respect any Company Material Contract, (3) waive any material rights under any Company Material Contract, (4) enter into or extend the term or scope of any Company Material Contract that materially restricts the Company or any of its Subsidiaries from engaging in any line of business or in any geographic area, (5) enter into any Company Material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated hereby, or (6) release any Person from, or modify or waive any provision of, any standstill, confidentiality or similar agreement, in each case, related to a sale of the Company or any of its material Subsidiaries;

(ix) except as required by applicable Law (including to avoid the imposition of any penalty taxes under Section 409A of the Code) or required by the terms of any Company Benefit Plan as in effect on the date hereof and set forth in Section 3.11(a) of the Company Disclosure Schedule or as set forth in Section 5.2(b)(ix) of the Company Disclosure Schedule or in the ordinary course of business consistent with past practice, (A) increase the compensation of any executive officer whose annual cash compensation exceeds $150,000, (B) pay any bonus or incentive compensation, (C) grant any new equity or non-equity based compensation award, (D) enter into, establish, amend or terminate any Company Benefit Plan or any other agreement or arrangement which would be a Company Benefit Plan if it were in effect on the date of this Agreement, or (E) fund any Company Benefit Plan or trust relating thereto;

(x) except as required by applicable Law, (A) change its fiscal year or any method of tax accounting, (B) make, change or revoke any material Tax election, (C) settle or compromise any right to a refund of, or liability for, a material amount of Taxes or (D) file any material amended Tax Return;

(xi) make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(xii) amend the Company Charter Documents or the Company Subsidiary Documents, except for immaterial or ministerial amendments to the Company Subsidiary Documents;

(xiii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(xiv) except as provided under any agreement entered into prior to the date of this Agreement, pay, discharge, settle or satisfy any suit, action, claims or proceeding, in excess of $100,000 individually or $1,000,000 in the aggregate;

(xv) without consulting with Parent to the extent practicable, institute any material litigation other than (i) litigation against Parent or one of its Subsidiaries or (ii) the filing of a claim or counterclaim seeking damages not to exceed $1,000,000 in response to litigation instituted against the Company; or

(xvi) agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.3. No Solicitation by the Company.

(a) Except as expressly permitted by this Section 5.3 (including Section 5.3(b)), (x) the Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause the Company’s and its Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, (i) immediately cease and cause to be terminated any discussions or negotiations with any Person (other than Parent, Merger Sub and their respective Representatives) that may be ongoing with respect to an Alternative Proposal, (ii) promptly demand that any Person (or its Representatives) in possession of confidential information about the Company or its Subsidiaries that was previously provided to such Persons by or on behalf of the Company or its Subsidiaries in connection with an Alternative Proposal return or destroy all such information, (iii) immediately prohibit any access by any Person (other than Parent, Merger Sub and their respective Representatives) to any physical or electronic data room maintained by the Company or any of its Subsidiaries or their respective Representatives relating to a possible Alternative Proposal and (iv) not (A) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action designed to lead to any inquiries or proposals that constitute the submission of an Alternative Proposal, (B) except for an Acceptable Confidentiality Agreement, enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, stock purchase agreement, asset purchase agreement or stock exchange agreement, option agreement or other similar agreement relating to an Alternative Proposal (an “Acquisition Agreement”), or (C) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any Alternative Proposal and (y) within five (5) business days of receipt of a written request of Parent following receipt by the Company of an Alternative Proposal, the Company shall publicly reconfirm the Company Board Recommendation, provided that, Parent shall not be permitted to make such request on more than one (1) occasion with respect to a particular Alternative Proposal and one (1) additional occasion with respect to such Alternative Proposal each time that a material amendment is made to such Alternative Proposal, and the Company may not unreasonably withhold, delay (beyond the five (5) business day period) or condition the public reconfirmation of the Company Board Recommendation (the taking of any action described in clause (x)(iv)(C) or the failure to take the action described in clause (y) being referred to as an “Adverse Recommendation Change”). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions in this Section 5.3(a) by the Company’s Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.3 by the Company.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time on or following the date of this Agreement and prior to the time the Company Shareholder Approval is obtained, (i) the Company or any of its Representatives has received a written Alternative Proposal that the Company Board believes is bona fide, (ii) the Company Board, after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or could reasonably be expected to lead to or result in a Superior Proposal and (iii) such Alternative Proposal did not result from a material breach of this Section 5.3, then the Company may, subject to provisos (x) and (y) below, (A) furnish information, including confidential information, with respect to the Company, its Subsidiaries and the Company Joint Ventures to the Person making such

Alternative Proposal and (B) participate in discussions or negotiations regarding such Alternative Proposal; provided that (x) the Company will not, and will use commercially reasonable efforts to cause its Representatives not to, disclose any non-public information to such Person unless the Company has, or first enters into, an Acceptable Confidentiality Agreement and (y) the Company will provide to Parent non-public information about the Company or its Subsidiaries that was not previously provided or made available to Parent prior to or substantially concurrently with providing or making available such non-public information to such other Person.

(c) In addition to the other obligations of the Company set forth in this Section 5.3, the Company shall promptly notify Parent in writing (and in no event later than twenty-four (24) hours after receipt) if any proposal, offer or inquiry is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Alternative Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or request and the terms and conditions of any such proposals or offers or the nature of any inquiries or requests (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Company shall promptly provide Parent with copies of any additional written materials received by the Company or that the Company has delivered to any third party making an Alternative Proposal (other than information provided by the Company in accordance with Section 5.3(b), but subject to the Company’s compliance with Section 5.3(b)(y)) that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(d) Notwithstanding the foregoing, if the Company receives a written Alternative Proposal that the Company Board believes is bona fide and the Company Board, after consultation with its financial advisors and outside legal counsel, concludes that such Alternative Proposal constitutes a Superior Proposal, then the Company Board may, at any time prior to obtaining the Company Shareholder Approval, if it determines in good faith, after consultation with outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties, (x) effect an Adverse Recommendation Change and/or (y) cause the Company to enter into a definitive agreement relating to such Superior Proposal and terminate this Agreement pursuant to Section 7.1(d)(ii); provided, however, that the Company Board may not effect an Adverse Recommendation Change and/or cause the Company to enter into a definitive agreement relating to such Superior Proposal and terminate this Agreement pursuant to Section 7.1(d)(ii) pursuant to the foregoing unless:

(i) the Company has provided prior written notice to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms of such Superior Proposal and delivering to Parent a copy of the latest version of any proposed Acquisition Agreement for such Superior Proposal and of any other relevant proposed transaction documents related thereto, at least five (5) calendar days in advance of its intention to take such action, unless at the time such notice is otherwise required to be given there are less than five (5) calendar days prior to the Company Shareholders Meeting, in which case the Company shall provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Notice Period”) (it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new notice pursuant to this Section 5.3(d)(i) and a new Notice Period, except that such new Notice Period in connection with any material amendment shall be for two (2) business days from the time Parent receives such notice (as opposed to five (5) calendar days); and

(ii) during the Notice Period the Company has negotiated, and has used commercially reasonable efforts to cause its financial advisors and outside legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute (in the judgment of the Company Board) a Superior Proposal.

(e) For purposes of this Agreement:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement with a Person with confidentiality provisions that are in the aggregate not materially less favorable to the Company than the provisions of the Confidentiality Agreement are to the Company (provided that such confidentiality agreement need not include “standstill” provisions or similar restrictions and may not restrict the Company from complying with this Section 5.3).

(ii) “Alternative Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to twenty percent (20%) or more of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning twenty percent (20%) or more of any class of equity securities of the Company or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit such Person or group to acquire beneficial ownership of at least twenty percent (20%) of the Company’s consolidated assets or equity interests; in each case, other than the transactions contemplated hereby.

(iii) “Superior Proposal” means a bona fide written offer, obtained after the date of this Agreement and not in breach of this Section 5.3 (other than an immaterial breach), to acquire, directly or indirectly, more than fifty percent (50%) of the outstanding equity securities of the Company or assets of the Company and its Subsidiaries on a consolidated basis, made by a third party, which is on terms and conditions which the Company Board determines in good faith to be more favorable to the Company’s shareholders from a financial point of view than the transactions contemplated hereby, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing and the ability of the Person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals).

(f) Notwithstanding anything in this Section 5.3 to the contrary, the Company Board may, at any time prior to obtaining the Company Shareholder Approval, effect an Adverse Recommendation Change in response to an Intervening Event if the Company Board concludes in good faith, after consultation with outside counsel and its financial advisors, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties. An “Intervening Event” means, with respect to the Company, a material event or circumstance that arises or occurs after the date of this Agreement, or a material consequence relating to an event or circumstance existing on or before the date of this Agreement, that was in either case not, prior to the date of this Agreement, known by the Company Board; provided, that in no event shall the receipt, existence or terms of an Alternative Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event. Notwithstanding the foregoing, no such Adverse Recommendation Change with respect to an Intervening Event shall occur unless and until (i) the Company has provided prior written notice to Parent specifying in reasonable detail the reasons for such action (including a description of the material facts concerning the Intervening Event) at least five (5) calendar days in advance of its intention to effect such Adverse Recommendation Change, unless at the time such notice is otherwise required to be given there are less than five (5) calendar days prior to the Company Shareholders Meeting, in which case the Company shall provide as much notice as is reasonably practicable and (ii) during the period after delivery of such notice and prior to effecting any Adverse Recommendation Change, the Company has negotiated, and has used commercially reasonable efforts to cause its financial advisors and outside legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the Company Board no longer concludes that the failure to make such Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties.

(g) Nothing contained in this Agreement shall prevent the Company or the Company Board from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or (ii) if the Company Board determines in good faith (after consultation with outside legal counsel) that its failure to do so would constitute a violation of applicable Law, complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Alternative Proposal; provided that any Adverse Recommendation Change may only be made in accordance with Section 5.3(d) or Section 5.3(f). For the avoidance of doubt, a public statement that describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed an Adverse Recommendation Change.

Section 5.4. Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 5.4(d)), each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall cooperate with the other and use (and shall cause their respective Subsidiaries to use) its commercially reasonable efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party (including any transfers, modifications or approvals related to Environmental Laws or Environmental Permits) necessary, proper or advisable to consummate the transactions contemplated hereby, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(b) In furtherance and not in limitation of the foregoing, (i) each party hereto (including by their respective Subsidiaries) agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within fifteen (15) business days after the date of this Agreement, unless the Company and Parent agree on a later date, and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date); and (ii) the Company shall use its commercially reasonable efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the transactions contemplated hereby and (y) if any state takeover statute or similar Law becomes applicable to any of the transactions contemplated hereby, take all action necessary to ensure that such transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transaction.

(c) Each of the parties hereto shall use (and shall cause their respective Subsidiaries to use) its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing with or submission to a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated hereby, including any proceeding initiated by a private Person, (ii) promptly inform the other party of (and supply to the other party) any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated hereby, (iii) permit the other party to review in advance and incorporate the other party’s reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any approvals or clearances required under any Antitrust Law in connection with the transactions contemplated hereby and (iv) consult with the other party in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and teleconferences. Subject to Section 5.6(b), the parties shall use commercially reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.4 in a manner so as to preserve the applicable privilege.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.4, each of the parties hereto shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement, in connection with any filing or submission required or action to be taken by either Parent or the Company to effect the Merger and to consummate the other transactions contemplated hereby, (i) the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction, or commit to alter its business or commercial practices in any way, and (ii) neither Parent nor any of its Affiliates shall be required to (A) divest, license or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company (or any of the businesses, product lines or assets of the Company) or Parent or of any of its Affiliates (or any of the businesses, product lines or assets of Parent or any of its Affiliates) or (B) alter or restrict in any way the business or commercial practices of Parent, any of its Affiliates, or the Company.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.4, if any administrative or judicial action or proceeding, including any proceeding by a private Person, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent shall use commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated hereby.

Section 5.5. Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent previously issued or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with the NASDAQ or other national securities exchange as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party; provided, however, that the Company shall not be required by this Section 5.5 to consult with or obtain the consent of any other party with respect to any public announcement in connection with an Alternative Proposal that the Company Board believes is bona fide, or a Superior Proposal or an Adverse Recommendation Change, and matters related to any of the foregoing, but nothing in this proviso shall limit the obligation of the Company under Section 5.3(d) to negotiate with Parent in good faith; provided further, that each party and their respective controlled affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 5.5).

Section 5.6. Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information and subject to the procedures set forth on Section 5.6(a) of the Company Disclosure Schedules, the Company shall, and shall cause each of its Subsidiaries to, (i) provide to Parent and its Representatives, to the extent reasonably requested by Parent, copies of its and its Subsidiaries’, commitments, books, Contracts, records and correspondence, including financial and operating data on a product line and/or segment-level basis, materials filed with or furnished to any Governmental Authority, monthly profit and loss statements, balance sheets, capital expenditure details, bookings and backlog schedules, monthly management reporting packages, budget to actual reports and full year 2013 reforecasts, as well as reasonable access to its officers, key employees, subject matter experts and other personnel as agreed to by the Company and, subject to the supervision by a Company employee, accountants, counsel, financial advisors, sales agents, distributors and other Representatives and (ii) afford access to the physical properties of the Company and its Subsidiaries accompanied by a Company employee and upon reasonable request, all of the foregoing to be used by Parent and its Representatives to conduct integration planning and to determine whether the conditions set forth in Article VI have been satisfied (and the Company agrees to provide, or cause to be provided, reasonable cooperation in connection therewith, provided, that all of the foregoing access or cooperation shall not be unduly disruptive to the operation of the Company’s business). The Company shall furnish promptly to Parent (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including

“comment letters”) received by the Company from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request.

(b) Except for disclosures permitted by the terms of the Confidentiality and Standstill Agreement, dated as of October 2, 2012, between GE Energy, LLC and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), Parent and its Representatives shall hold information received from the Company in connection with the transactions contemplated by this Agreement in confidence in accordance with the terms of the Confidentiality Agreement. In the event of the termination of this Agreement in accordance with its terms, nothing in this Agreement shall be deemed to limit the restrictions applicable to Parent under the Confidentiality Agreement, including with respect to any information obtained by Parent pursuant to Section 5.6(a).

(c) This Section 5.6 shall not require the Company to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of the Company would reasonably be expected to result in (i) any violation of any contract or Law to which the Company or its Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) that the Company or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in the Company’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect such Person’s position in any pending or, what such Person believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation or (ii) if the Company or any of its Subsidiaries, on the one hand, and Parent or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided, that, in the case of clause (i), the parties hereto shall cooperate in seeking to facilitate disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not (in the good faith belief of the Company (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the Company (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which appropriately designated Representatives of Parent shall be provided access to such information; provided, further, that the Company shall (x) notify Parent that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to Parent in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 5.6(c)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

(d) No investigation, or information received, pursuant to this Section 5.6 will modify any of the representations and warranties of the parties hereto.

Section 5.7. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent is reasonably likely to be material to the Company or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries and that relate to the transactions contemplated hereby, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VI and (iv) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VI; provided that, in the case of clauses (iii) and (iv), the failure to comply with this Section 5.7 shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VI, or give rise to any right to terminate this Agreement under Article VII, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

Section 5.8. Indemnification and Insurance.

(a) For purposes of this Section 5.8, (i) “Indemnified Person” shall mean any person who is now, or has been or becomes at any time prior to the Effective Time, an officer or director of the Company or any of its Subsidiaries and any person who, while serving as an officer or director of the Company or any of its Subsidiaries, is or was serving at the request or direction of or on behalf of the Company or any of its Subsidiaries as a director, officer, partner, venturer, proprietor, trustee, country manager, employee, agent or similar functionary of another corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, together with such person’s heirs, executors or administrators and (ii) “Proceeding” shall mean any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action, including, for the avoidance of doubt, in connection with (x) the Merger and the other transactions contemplated by this Agreement and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Person.

(b) From and after the Effective Time, solely to the extent that the Company or any Subsidiary would be permitted or required to indemnify or exculpate an Indemnified Person, whether pursuant to articles of incorporation, bylaws or comparable governing documents or any indemnification agreement, Parent and the Surviving Corporation jointly and severally agree to, and the Surviving Corporation shall cause each of its Subsidiaries to, (i) indemnify and hold harmless against any cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement in connection with any Proceeding, and provide advancement of expenses to, all Indemnified Persons to the fullest extent permitted under applicable Law and (ii) for a period of six (6) years following the Effective Time, maintain in effect the provisions in its certificate of incorporation, bylaws or comparable governing documents and indemnification agreements to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of the Indemnified Persons, as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the certificate of incorporation, bylaws or comparable governing documents and indemnification agreements of such Person in effect on the date of this Agreement, to the fullest extent permitted from time to time by applicable Law, which provisions shall not be amended except as required by applicable Law or to make changes permitted by applicable Law that would enlarge the scope of the Indemnified Persons’ rights thereunder. Any right of indemnification of an Indemnified Person pursuant to this Section 5.8(b) shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein.

(c) Subject to the final sentence of this Section 5.8(c), prior to the Effective Time, the Company shall and, if the Company is unable to, the Surviving Corporation as of the Effective Time shall (and Parent shall cause it to) obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s and its Subsidiaries, including foreign Subsidiaries’, existing directors’ and officers’ insurance policies for the Indemnified Persons, (ii) the Company’s and its Subsidiaries’ existing fiduciary liability insurance policies and (iii) existing foreign local directors’ and officers’ insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s and its Subsidiaries’ insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the Indemnified Parties as the Company’s and its Subsidiaries’ existing policies with respect to any matters that existed or occurred at or prior to the Effective Time (including, for the purposes of clarity, in connection with this Agreement or the transactions or actions contemplated hereby); provided, that the Company shall cooperate with Parent to attempt to obtain favorable pricing consistent with Schedule 5.8(c). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation and its Subsidiaries shall continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in the Company’s and its Subsidiaries’ existing policies as of the date of this Agreement; provided, that in no event shall the Surviving Corporation and its Subsidiaries be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company and its Subsidiaries for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation and its Subsidiaries shall obtain policies with the greatest coverage available for a cost not exceeding such amount.

(d) The rights of any Indemnified Person under this Section 5.8 shall be in addition to any other rights such Indemnified Person may have under the Company Charter Documents, the Company Subsidiary Documents, the organizational documents of the Surviving Corporation, the TBOC or under any applicable Contracts. The provisions of this Section 5.8 shall survive the consummation of the transactions contemplated hereby for a period of six (6) years and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification set forth in this Section 5.8 are asserted or made within such six (6)-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of all such claims. If Parent and/or the Surviving Corporation, or any of their respective successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of Parent and/or the Surviving Corporation, as the case may be, shall assume the obligations of Parent and the Surviving Corporation set forth in this Section 5.8.

(e) In the event of any breach by the Surviving Corporation or Parent of this Section 5.8, the Surviving Corporation and Parent shall, jointly and severally, be obligated to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 5.8 as such fees are incurred upon the written request of such Indemnified Person.

Section 5.9. Securityholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior consent, such consent not to be unreasonably withheld or delayed.

Section 5.10. Fees and Expenses. All fees and expenses incurred in connection with the transactions contemplated hereby including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.

Section 5.11. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Company equity securities (including derivative securities) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12. Environmental Matters. Prior to the Closing, the Company and its Subsidiaries shall commence and take commercially reasonable steps to (i) address or (ii) undertake corrective action, including availing itself of appropriate or recognized audit disclosures or immunity programs where available and only when, in the opinion of the

Company, such disclosure is reasonably calculated to materially mitigate penalty and enforcement exposures, to address any issues that Parent and the Company agree could reasonably be expected to result in (i) material non-compliance with any Environmental Laws or Environmental Permit or (ii) a material limitation or suspension of Company or Subsidiary operations due to non-compliance with Environmental Laws or any Environmental Permit, in each case, in accordance with the procedures set forth on Section 5.6(a) of the Company Disclosure Schedule. In furtherance of the foregoing, the Company and its Subsidiaries shall upon reasonable notice make available during normal business hours appropriate personnel and cooperate with Parent, in each case to the extent that it does not unduly disrupt the conduct of the Company’s or its Subsidiaries’ business, to review the matters set forth in Section 5.12 of the Company Disclosure Schedule and the status of compliance with respect to each.

Section 5.13. Employee Benefits.

(a) Notwithstanding anything in this Agreement to the contrary, from and after the Effective Time, Parent shall and shall cause its Subsidiaries, including the Surviving Corporation to, assume all liabilities, obligations and duties under, and honor, all Company Benefit Plans listed in Section 5.13(a) of the Company Disclosure Schedule in accordance with their terms as in effect immediately before the Effective Time, subject to any amendment or alteration that may be permitted by such terms.

(b) Notwithstanding Section 5.13(a), for a period of one (1) year following the Effective Time (the “Continuation Period”), Parent shall provide, or shall cause to be provided, (i) to each employee of the Company or any of its Subsidiaries as of immediately prior to the Effective Time (the “Company Employees”), for so long as such Company Employee remains an employee of Parent, the Surviving Corporation or any of their respective Affiliates during the Continuation Period, base salary or regular hourly wage which is the same as or no less favorable than that provided to such Company Employee immediately before the Effective Time and (ii) to each Company Employee, for so long as such Company Employee remains an employee of Parent, the Surviving Corporation or any of their respective Affiliates during the Continuation Period, eligibility to participate in the employee benefit plans that either (i) are substantially comparable in the aggregate to the applicable Company Benefit Plans (excluding equity or other incentive compensation, and individual agreements) or (ii) are comparable to employee benefit plans provided to similarly situated employees of Parent or any of its Subsidiaries.

(c) For purposes of vesting, eligibility to participate and calculation of vacation and severance benefits under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time as required pursuant to this Section 5.13(c) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to and replaces a Company Benefit Plan in which such Company Employee participated immediately before the consummation of the transactions contemplated hereby (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and to the extent permitted by applicable law, Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan, without duplication, for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. For the calendar year in which the Effective Time occurs, Parent and its Subsidiaries shall allow each Company Employee to utilize his or her earned and unused vacation as of the Effective Time during the remainder of such calendar year subject to scheduling and subject to any requirements of applicable Law.

(d) With respect to all compensation and benefit matters affecting Company Employees covered by any of the collective bargaining agreements listed in Section 3.12(a) of the Company Disclosure Schedule, Parent shall not be required to comply with the foregoing provisions (other than Section 5.13(c)) and shall in lieu thereof be subject to the compensation and benefit provisions contained in each applicable collective bargaining agreement.

(e) Nothing in this Section 5.13 shall constitute an amendment or other modification to any Company Benefit Plan or other employee compensation or benefit plan or agreement.

Section 5.14. Compliance Violations.

(a) Prior to the Closing, the Company shall promptly notify Parent in accordance with Section 8.9 if the Company discovers any actual violation of applicable Law or facts or circumstances that the Company reasonably believes are likely to constitute a violation of applicable Law. In such event and if Parent reasonably considers such violation to be significant (as reasonably determined by the Chief Investigative & Anti-Corruption Counsel of Parent), the Company agrees upon notice by Parent in accordance with Section 8.9, to undertake an investigation of the facts and circumstances giving rise to such violation using advisors reasonably acceptable to Parent, to give due regard to any recommendations by Parent with respect to such investigation and any request by Parent to participate in such investigation, to keep Parent regularly informed on the status and facts identified by such investigation (at least on a weekly basis) and to disclose to Parent the Company’s and its advisors’ final conclusions following such investigation, including copies of any written memoranda or other work product. The Company shall discuss with Parent whether it is necessary, appropriate, or prudent in the circumstances for the Company to report such violation to the relevant Governmental Authorities and whether such report should be made jointly with Parent. The Company will give due regard to the views of Parent with respect to the advisability of such report. In the event that such report is to be made, the Company will or Parent and the Company will jointly, as applicable, prepare and deliver such report on a timely basis to the relevant Governmental Authorities. Upon the Company’s request, Parent shall use commercially reasonable efforts to assist with the investigation or other matter and, following any report to the relevant Governmental Authorities, to provide commercially reasonable assistance with the Company’s interactions with such Governmental Authorities in connection with such matter, including (i) expending commercially reasonable financial resources (e.g., retaining consultants), (ii) acting in a commercially reasonable manner in providing waivers under Section 5.2 to allow the Company to resolve such investigation (including payment of fines, claims and settlement offers) with reasonable promptness and (iii) using Parent’s relationships and its internal resources to cooperate with the Company in attempting to resolve such matter.

(b) The parties hereto shall enter into a joint-defense or similar agreement to preserve applicable attorney-client privilege in connection with the actions required to be taken under Section 5.14(a). This Section 5.14 shall not apply to violations of Environmental Laws or any Environmental Permit (which violations are dealt with in the covenant set forth in Section 5.12).

Section 5.15. Other Compliance Matters.

(a) Prior to the Closing, the Company agrees to cooperate with Parent to determine whether the Company or any of its Subsidiaries must register as a manufacturer or exporter of defense articles pursuant to International Traffic in Arms Regulations, 22 C.F.R. parts 120-130, with respect to the manufacture and sale of certain parts for use by the Canadian Coast Guard or any other domestic or foreign military branch, division or organization. If such registration is determined to be necessary, the Company shall use commercially reasonable efforts to effect such registration as quickly as practicable. The Company agrees to give due regard to the views of Parent in determining whether any voluntary disclosure by the Company or any of its Subsidiaries is advisable with respect to any such manufacture and sale.

(b) Prior to the Closing, neither the Company nor any of its Subsidiaries shall enter into any Contract or make any commitment or engage in any other transaction directly or to the Knowledge of the Company, indirectly through an unaffiliated third party, involving North Korea or any countries or entities from countries that have been designated by the US State Department as State Sponsors of Terrorism.

Section 5.16. Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Regulatory Approval. Any waiting period (and any extension thereof) applicable to the transactions contemplated hereby under the HSR Act shall have been terminated or shall have expired and the applicable filings or approvals under Antitrust Laws that are required to be made or obtained prior to Closing shall have been made or obtained and any agreement with any Governmental Authority not to consummate the transactions shall have terminated or expired.

(c) No Injunctions or Restraints. (i) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, enjoins, restrains or prevents the consummation of the transactions contemplated hereby and (ii) no action, proceeding, or litigation shall have been instituted or commenced and shall be continuing or shall be threatened in writing by any Governmental Authority that would or is reasonably likely to restrain, enjoin, prevent or make the transactions contemplated hereby illegal (collectively, “Restraints”).

Section 6.2. Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.2(a), Section 3.3(c) and Section 3.6(a) shall be true and correct in all respects, except, in the case of Section 3.2(a), for variations that are de minimis, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Company contained in Section 3.3(a) shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officers’ Certificate. The Company shall have delivered to Parent a certificate executed on behalf of the Company by an executive officer of the Company, certifying that each of the conditions specified in Section 6.2(a) and Section 6.2(b) has been satisfied.

(d) Absence of Changes. Since the Balance Sheet Date, there has not been or occurred any change, effect, event or occurrence, individually or in the aggregate with any other change, effect, event or occurrence, that has had or would have a Company Material Adverse Effect.

(e) No Litigation, Etc. No action, investigation, proceeding or litigation shall have been instituted or commenced and shall be continuing or shall be threatened in writing by any Governmental Authority in which a Governmental Authority is a party that would or is reasonably likely to (i) impose limitations on the ability of Parent or its Affiliates effectively to exercise full rights of ownership of all shares of the Surviving Corporation or (ii) result in a Governmental Investigation or material Governmental Damages being imposed on Parent or the Surviving Corporation or any of their respective Affiliates.

Section 6.3. Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of the Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Officers’ Certificate. Parent and Merger Sub shall have delivered to the Company a certificate executed on behalf of Parent by an executive officer of Parent, certifying that each of the conditions specified in Section 6.3(a) and Section 6.3(b) has been satisfied.

Section 6.4. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its commercially reasonable efforts, subject to the provisions of Section 5.3 and Section 5.4, to consummate the Merger, and the other transactions contemplated hereby.

ARTICLE VII

TERMINATION

Section 7.1. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors; or

(b) by either of the Company or Parent:

(i) if the Closing shall not have been consummated on or before October 30, 2013 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available (x) to a party if the inability to satisfy such condition was due to the failure of such party to perform any of its obligations under this Agreement or (y) to a party if the other party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 8.8; provided, further, that the Outside Date shall automatically be extended until date that is one year after the original Outside Date (or such shorter period as mutually agreed by the parties hereto) if, as of the original Outside Date, all other conditions to the Closing are satisfied or capable of then being satisfied and the sole reason that the Closing has not been consummated is that the condition set forth in any of Section 6.1(b), Section 6.1(c) or Section 6.2(e) has not been satisfied;

(ii) if any Restraint having the effect set forth in Section 6.1(c)(i) shall be in effect and shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if such Restraint was due to the failure of such party to perform any of its obligations under this Agreement; or

(iii) if the Company Shareholders Meeting shall have concluded and the Company Shareholder Approval shall not have been obtained; or

(c) by Parent:

(i) if an Adverse Recommendation Change shall have occurred;

(ii) prior to the receipt of the Company Shareholder Approval, if the Company shall be in Willful Breach of its obligations pursuant to the first two sentences of Section 5.1(b) or Section 5.3, other than in the case where (x) such

Willful Breach is a result of an isolated action by a Person that is a Representative of the Company (other than a director or officer of the Company), (y) such Willful Breach was not caused by the Company or within the Knowledge of the Company and (z) the Company takes appropriate actions to remedy such Willful Breach upon discovery thereof; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(iii) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Company set forth in this Agreement shall fail to be true), other than pursuant to the first two sentences of Section 5.1(b) or Section 5.3, which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is incapable of being cured, or is not cured, by the Company within thirty (30) days following receipt of written notice from Parent of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(iii) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is incapable of being cured, or is not cured, by Parent within thirty (30) days following receipt of written notice from the Company of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(ii) if the Company is terminating to enter into a definitive agreement relating to a Superior Proposal in accordance with Section 5.3, provided that the Company has complied with Section 7.3(e).

Section 7.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions in Section 5.10, Section 7.2, Section 7.3, Section 5.6(b), and the provisions of Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except

(i) the Company and/or Parent may have liability as provided in Section 7.3 and (ii) subject to Section 7.3(g), nothing shall relieve any party hereto from any liability for any failure to consummate the Merger and the other transactions contemplated hereby when required pursuant to this Agreement or any party from liability for a Willful Breach of any covenant or other agreement contained in this Agreement.

Section 7.3. Fees and Expenses.

(a) In the event that this Agreement is terminated pursuant to Section 7.1(b)(iii), then the Company shall pay to Parent on the date of such termination all documented, out-of pocket expenses related to the transactions contemplated hereby not to exceed $5,000,000 in the aggregate (the “Parent Expenses”).

(b) In the event that this Agreement is terminated pursuant to Section 7.1(d)(i), then Parent shall pay to Company on the date of such termination all documented, out-of-pocket expenses related to the transactions contemplated hereby not to exceed $5,000,000 in the aggregate (the “Company Expenses”).

(c) In the event that (A) an Alternative Proposal shall have been publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the Company Shareholders Meeting (or, if the Company Shareholders Meeting shall not have occurred, prior to the termination of this Agreement pursuant to Section 7.1(b)(i)) and (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) and (C) the Company enters into a definitive agreement with respect to, or consummates, an Alternative Proposal within twelve (12) months after the date this Agreement is terminated, then the Company shall pay to Parent the Termination Fee less any amount of the Parent Expenses previously paid, upon the earlier of the public announcement that the Company has entered into such definitive agreement or the consummation of any such transaction. For purposes of this Section 7.3(c), the term “Alternative Proposal” shall have the meaning assigned to such term in Section 5.3(e)(ii), except that the references to “twenty percent (20%) or more” shall be deemed to be references to “more than fifty percent (50%).”

(d) In the event this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) or Section 7.1(c)(ii) or by the Company pursuant to Section 7.1(b)(iii) in a case where an Adverse Recommendation Change has occurred, then the Company shall pay to Parent, within two (2) business days after the date of termination, the Termination Fee.

(e) In the event this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), then the Company shall immediately prior to or simultaneously with such termination pay to Parent the Termination Fee.

(f) Any payment of the Company Expenses, the Parent Expenses or the Termination Fee (or applicable portion thereof) shall be made in cash by wire transfer of same day funds to an account designated in writing by the recipient of such payment.

(g) In the event that Parent shall fail to pay the Company Expenses or the Company shall fail to pay the Termination Fee and/or the Parent Expenses required pursuant to this Section 7.3 when due, such fee and/or expenses, as the case may be, shall accrue interest for the period commencing on the date such fee and/or expenses, as the case may be, became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate plus 2% per annum. In addition, if Parent shall fail to pay the Company Expenses when due or if the Company shall fail to pay the Termination Fee and/or the Parent Expenses when due, Parent shall also pay all of the Company’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such expenses and the Company shall also pay all of Parent’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee and/or expenses, respectively. The Company, Parent and Merger Sub acknowledge that the provisions of this Section 7.3 are an integral part of the transactions contemplated hereby and that, without these agreements, neither the Company nor Parent or Merger Sub would enter into this Agreement. The parties agree that in the event that (i) the Company pays the Termination Fee to Parent in the event of a termination by Parent pursuant to Section 7.1(c)(i) or Section 7.1(c)(ii) or by the Company pursuant to Section 7.1(b)(iii) in a case where an Adverse Recommendation Change has occurred or pursuant to Section 7.1(d)(ii), the Company shall have no further liability to Parent or Merger Sub of any kind in respect of this Agreement and the transactions contemplated hereby, and that in no event shall the Company be required to pay the Termination Fee on more than one occasion; (ii) Parent pays the Company Expenses to the Company in the event of a termination pursuant to Section 7.1(d)(i), Parent shall have no further liability to the Company and (iii) the Company pays the Parent Expenses to Parent in the event of a termination pursuant to Section 7.1(b)(iii), the Company shall have no further liability to Parent or Merger Sub except solely in those circumstances set forth in Section 7.3 when the Termination Fee is payable and then any such further liability shall be limited to an amount equal to the Termination Fee less the Parent Expenses previously paid.

(h) For the avoidance of doubt, in no event shall the Company ever be obligated to pay, or cause to be paid, more than one Termination Fee. As used herein, “Termination Fee” shall mean a cash amount equal to $95,000,000, except that in the event this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) and the Company substantially contemporaneously enters into a definitive agreement relating to a Superior Proposal on or prior to the date that is thirty (30) days following the date of this Agreement, then the Termination Fee shall mean a cash amount equal to $47,000,000.

ARTICLE VIII

MISCELLANEOUS

Section 8.1. No Survival, Etc. Except as otherwise provided in this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article II and Sections 5.8, 5.10 and 5.13 and any other agreement in this Agreement that contemplates performance after the Effective

Time shall survive the Effective Time and those set forth in Section 5.6(b), Sections 5.10, 7.2 and 7.3 and this Article VIII shall survive termination of this Agreement. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

Section 8.2. Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of the parties hereto, by action taken or authorized by their respective Boards of Directors; provided, however, that following approval of the Merger and the other transactions contemplated hereunder by the shareholders of the Company, there shall be no amendment or change to the provisions of this Agreement which by Law would require further approval by the shareholders of the Company without such approval.

Section 8.3. Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.4. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Merger Sub may, following written notice thereof to the Company, assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.5. Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, any of which may be delivered by facsimile or other electronic transmission. Facsimile or other electronic transmission of signatures shall constitute original signatures for all purposes of this Agreement and any enforcement hereof.

Section 8.6. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and thereof and (b) shall not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, except for, in the case of clause (b), (i) the provisions of Section 5.8 and Section 8.13, and (ii) the right of the Company’s Shareholders to receive the Merger Consideration after the Closing (a claim by the Shareholders with respect to which may not be made unless and until the Closing shall have occurred) and the right of holders of Company Stock Options, shares of Restricted Stock, and other equity awards to receive the Merger Consideration to which they are entitled pursuant to this Agreement after the Closing (a claim by such holders with respect to which may not be made unless and until the Closing shall have occurred).

Section 8.7. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) The provisions of this Agreement and any other document or instrument delivered pursuant hereto, their negotiation, execution, performance or nonperformance, interpretation, termination, construction and all matters based upon, arising out of or related to any of the foregoing (whether in equity, law or statute) shall be governed by and construed in accordance with the internal laws, both procedural and substantive, of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State; provided, however, that the laws of State of Texas shall govern to the extent that the provisions of the TBOC are specifically referenced herein or that it is mandatory that the TBOC apply to any of the provisions of this Agreement or any of the transactions contemplated hereby and to (i) the rights (including dissenters’ rights) of shareholders in connection with, the Merger and (ii) the duties and obligations of the directors and officers of the Company and its Subsidiaries.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the state or federal courts sitting in the Borough of Manhattan in New York, New York. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.7, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 8.8. Specific Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 8.8 in any state or federal court sitting in the Borough of Manhattan in New York, New York, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.9. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by electronic mail (provided that no electronic notice of non-delivery is received by the sender) overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

General Electric Company

3135 Easton Turnpike

Fairfield, Connecticut 06828

Fax No.: (203) 373-3008

Attn: Senior Counsel, Transactions

and

GE Oil and Gas

Via dei Perfetti Ricasoli, 11

Florence, IT 50127

Fax No.: 39 055 423 2399

Attn: Vice President and General Counsel

and

General Electric Company

777 Long Ridge Road

Building C, Room 369

Stamford, CT 06927 USA

Fax No.: (203) 585-2650

Attn: Executive Counsel – Mergers & Acquisitions

GE Oil & Gas

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

Attention: R. Jay Tabor

Facsimile: (214) 746-7777

and

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention:     Howard Chatzinoff

          Danielle Do

Facsimile: (212) 310-8007

If to the Company, to:

Lufkin Industries, Inc.

601 S. Raguet

Lufkin, Texas 75904

E-mail: acestero@lufkin.com

Attn: Alejandro (“Alex”) Cestero

with a copy (which shall not constitute notice) to:

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

Attn: Gary W. Orloff

Fax No.: (713) 221-2166

Attn: Michael S. Telle

Fax No.: (713) 221-2113

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 8.10. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.11. Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Company Common Stock” means the common stock, par value $1.00 per share, of the Company.

“Company Joint Ventures” means the entities listed on Section 8.11(a)(i) of the Company Disclosure Schedule; provided that with respect to any reference in this Agreement to the Company causing any Company Joint Venture to take or refrain from taking any action, such reference shall only require the Company to use commercially reasonable efforts to cause such Company Joint Venture to use commercially reasonable efforts to take such action to the extent permitted by the organizational documents and governance arrangements of such Company Joint Venture and, to the extent applicable, its (and any of its officers or directors who serve as officers or directors or in similar capacities for such Company Joint Venture) fiduciary duties in relation to such Company Joint Venture.

“Company Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries on a consolidated basis; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a Company Material Adverse Effect: (i) changes, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which the Company and its Subsidiaries operate; (ii) the announcement or pendency of this Agreement or the transactions contemplated hereby or the performance of this Agreement (including, for the avoidance of doubt, performance by the Company of its obligations under Section 5.4); (iii) any change in the market price or trading volume of the Company Common Stock (it being understood and agreed that the foregoing shall not preclude Parent from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect); (iv) acts of war or terrorism (including cyber-attacks) (or the escalation of any of the foregoing) or natural disasters or other force majeure events; (v) changes in any Laws or regulations applicable to the Company or its Subsidiaries or applicable accounting regulations or principles or the interpretation thereof; and (vi) any legal proceedings commenced by or involving any current or former shareholder of the Company (on their own or on behalf of the Company) arising out of or related to this Agreement or the transactions contemplated hereby; and (vii) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids or other hydrocarbon commodities; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv) and (v) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect if and to the extent such state of affairs, changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries on a consolidated basis, as compared to other companies operating in the industries in which the Company and its Subsidiaries operate; provided further, however, that subclause (ii) shall not apply with respect to Section 3.3(b).

“Company Stock Plans” means any plans of the Company providing for the compensatory grant of awards of Company Common Stock or awards denominated, in whole or in part, in Company Common Stock, including the Company 1996 Non-Employee Director Stock Option Plan, the Amended and Restated Company Incentive Stock Compensation Plan 2000 and the Company Incentive Stock Compensation Plan 2013.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person, would be deemed, or has in the last six (6) years been deemed, a single employer for purpose of Section 414(b), (c), (m) or (o) of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

“Governmental Damages” means (i) any civil, administrative or criminal penalties, monetary fines, damages, restitution or reimbursements paid or payable to a Governmental Authority, (ii) any restitution, damages or reimbursements paid or payable to a third party, in each case, resulting from the (x) conviction (including as a result of the entry of a guilty plea, a consent judgment or a plea of nolo contendere) of a crime or (y) settlement with a

Governmental Authority for the purpose of closing a Governmental Investigation, (iii) injunctive relief obtained by a Governmental Authority or (iv) any other remedy or action that has resulted in or would reasonably be expected to result in reputational harm to Parent or its Affiliates of such seriousness and significance that a reasonable person in the position of Parent would not want to proceed with the transactions contemplated hereby.

“Governmental Investigation” means an investigation by a Governmental Authority that would reasonably be expected to result in the imposition of significant criminal or civil sanctions, except it shall not include an investigation by a Governmental Authority under the Antitrust Laws with respect to the Merger or the transactions contemplated by this Agreement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means (i) patents, patent applications and statutory invention registrations, including reissues, divisions, continuations, continuations in part, extensions and reexaminations thereof, (ii) trademarks, service marks, trade names, service names, trade dress, logos, domain names, and other identifiers of source, including all goodwill associated therewith, all common law rights thereto, registrations and applications for registration thereof, and all other rights associated therewith, (iii) copyrights in works of authorship of any type, mask works, rights of publicity and privacy, registrations and applications for registration thereof throughout the world, all moral and common law rights thereto and all other rights associated therewith, (iv) computer software, programs and databases in any form, including source code, object code, operating systems and specifications, Internet websites, website content, links, data and databases, compilations and other electronic data files, software implementations of algorithms, models and methodologies, development and design tools, library functions and compilers, all versions, updates, corrections, enhancements, and modifications of any of the foregoing, and all related documentation, user manuals and training materials, developer notes, comments and annotations, (v) trade secret and confidential and/or proprietary information, including trade secrets, confidential and/or proprietary processes, compositions, formulas, customer information, operational data, processing quality control procedures, research and development studies, engineering information, invention reports and records, laboratory notebooks, technical reports, research and development archives, pricing information, test information, market surveys and marketing know-how and other know-how, (vi) database and design rights, and (vii) Technology.

“Knowledge of the Company” means the actual knowledge of those individuals listed on Section 8.11(a)(ii) of the Company Disclosure Schedule.

“MSA” means an agreement between the Company or any of its Subsidiaries and a customer thereof that sets forth the general terms and conditions of transactions between such Persons but that does not relate specifically to any particular transaction and does not commit the Company or such Subsidiary to provide a particular product or service and does not commit such customer to purchase a particular product or service.

“NASDAQ” means The NASDAQ Global Select Market.

“Nuclear Related Contract” means any Contract for the provision, directly or indirectly, of goods, equipment or other products (together with associated services, if applicable) used in or otherwise related to a nuclear facility (“Nuclear Products”).

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, and a Governmental Authority.

“Restricted Stock” means an award of restricted Company Common Stock granted under a Company Stock Plan.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests or, in the case of a limited liability company, the managing member) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party. For purposes of Article III (but not for any other purpose) when used with respect to the Company, the term “Subsidiary” shall include the Company Joint Ventures.

“TBOC” means the Texas Business Organizations Code, as it may be amended from time to time.

“Technology” means, collectively, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, results of research and development, software, tools, data, inventions, apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and any other embodiments of the above, in any form whether or not specifically listed herein, and all related technology, that are used, incorporated or embodied in or displayed by any of the foregoing or used in the design, development, reproduction, sale, marketing, maintenance or modification of any of the foregoing.

“Uncapped Liability Contract” means any Contract for the provision of goods, equipment or other products (together with associated services, if applicable) related to the Power Transmission business of the Company and its Subsidiaries with reasonably anticipated revenues over the life of such Contract in excess of $500,000 that contains an indemnification obligation of the Company or any of its Subsidiaries which is uncapped or unlimited in time, scope or amount.

“Willful Breach” means (i) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or an intentional omission undertaken by the breaching party (or, in the case of Section 5.3 with respect to the Company, the consequence of an act or omission of a

Representative or a Subsidiary of the Company at the direction of the Company) with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement and (ii) the failure by any party to consummate the transactions contemplated hereby after all of the conditions set forth in Article VI have been satisfied or waived (by the party entitled to waive any such applicable conditions).

(b) The following terms are defined in the sections of this Agreement set forth after such term below:

Acceptable Confidentiality Agreement	5.3(e)(i)
Acquisition Agreement	5.3(a)
Adverse Recommendation Change	5.3(a)
Agreement	Preamble
Alternative Proposal	5.3(e)(ii)
Antitrust Laws	5.4(a)
Appraisal Shares	2.1(d)
Balance Sheet Date	3.5(d)
Bankruptcy and Equity Exception	3.3(a)
Book-Entry Shares	2.1(a)
Certificate	2.1(a)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	2.2(i)
Company	Preamble
Company Benefit Plans	3.11(a)
Company Board	Recitals
Company Board Recommendation	5.1(b)
Company Charter Documents	3.1(d)
Company Disclosure Schedule	Article III
Company Employees	5.13(b)
Company Expenses	7.3(b)
Company Fairness Opinion	3.19
Company Financial Advisor	3.19
Company Intellectual Property	3.16(a)
Company Material Contract	3.14(a)
Company Permits	3.8(b)
Company Preferred Stock	3.2(a)
Company SEC Documents	3.5(a)
Company Shareholder Approval	3.3(c)
Company Shareholders Meeting	5.1(b)
Company Stock Option	2.3(a)
Company Subsidiary Documents	3.1(d)
Confidentiality Agreement	5.6(b)
Continuation Period	5.13(b)
Contract	3.3(b)

D&O Insurance	5.8(c)
Effective Time	1.3
Environmental Law	3.13(e)
Environmental Permits	3.13(a)
ERISA	3.11(a)
Exchange Act	3.4
Exchange Fund	2.2(a)
Export Control Requirements	3.22(h)(i)
FCPA	3.8(c)(i)
Foreign Antitrust Laws	3.4
Hazardous Substance	3.13(f)
Improper Payment Laws	3.8(c)(i)
Indemnified Person	5.8(a)
Intervening Event	5.3(f)
Law	3.8(a)
Laws	3.8(a)
Liens	3.1(c)
Merger	1.1
Merger Consideration	2.1(a)
Merger Sub	Preamble
Multiemployer Plan	3.11(a)
New Plans	5.13(c)
Non-Competition Agreement	3.14(a)(v)
Notice Period	5.3(d)(i)
Nuclear Products	8.11(a)
Old Plans	5.13(c)
Option Consideration	2.3(a)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Expenses	7.3(a)
Parent Material Adverse Effect	4.1(b)
Paying Agent	2.2(a)
PCB	3.18(b)
Permitted Liens	3.15(a)
Proceeding	5.8(a)
Prohibited Fund	3.8(c)(iv)
Prohibited Payments	3.8(c)(ii)

Prohibited Person	3.22(h)(ii)
Proxy Statement	3.4
Release	3.13(g)
Remaining Shares	2.1(a)
Restricted Stock Units	2.1(a)
Representatives	5.3(a)
Restraints	6.1(c)
Securities Act	3.1(c)

Superior Proposal	5.3(e)(iii)
Surviving Corporation	1.1
Tax Returns	3.10(k)
Taxes	3.10(k)
Termination Fee	7.3(h)
WARN Act	3.12(b)

Section 8.12. Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

Section 8.13. Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 8.13 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

GENERAL ELECTRIC COMPANY

By:	/s/ Robert J. Duffy
	Name:	Robert J. Duffy
	Title:	Vice President

RED ACQUISITION, INC.

By:	/s/ Briggs Tobin
	Name:	Briggs Tobin
	Title:	Vice President

LUFKIN INDUSTRIES, INC.

By:	/s/ John F. Glick
	Name:	John F. Glick
	Title:	President and Chief Executive Officer